                                                    This filing is made pursuant
                                                    to Rule 424(b)(5) under the
                                                    Securities Act of 1933
                                                    in connection with
                                                    Registration No. 333-34377

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                  SUBJECT TO COMPLETION DATED JANUARY 30, 1998

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 30, 1998)

                                4,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                            ------------------------

     Sunstone Hotel Investors, Inc. (the "Company") is a leading self-administered equity real estate investment trust that currently has a portfolio of 56 upscale and mid-price hotels located primarily in the Pacific and Mountain regions of the western United States with a total of 10,134 rooms. The hotels operate under nationally recognized franchises, including brands affiliated with Hilton Hotels Corporation, Holiday Hospitality Corporation, Marriott International, Inc. and Promus Hotel Corporation.

     All of the shares of common stock (the "Common Stock") being offered hereby are being sold by the Company (the "Offering"). The Common Stock is listed on the New York Stock Exchange (the "NYSE") under the symbol "SSI." On January 29, 1998, the last reported sale price of the Common Stock on the NYSE was $17 3/16 per share.

     The Company's Articles of Incorporation limit its consolidated indebtedness to 50% of the Company's investment in hotel properties, at cost. Upon the closing of this Offering, after giving effect to the application of the net proceeds from this Offering, the Company's consolidated indebtedness will be approximately 32.0% of its investment in hotel properties, at cost.

     Since November 1995, the Company has paid regular quarterly dividends. On September 12, 1997, the Company announced a 10.0% increase in its quarterly dividend, from $0.25 to $0.275 per share. On January 16, 1998, the Company declared a dividend payable on February 15, 1998 of $0.275 per share to holders of record on January 31, 1998, representing an annual dividend of $1.10 per share. See "Price Range of Common Stock and Dividend Distributions."

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

=====================================================================================================
                                                      PRICE         UNDERWRITING       PROCEEDS TO
                                                    TO PUBLIC       DISCOUNT (1)       COMPANY(2)
-----------------------------------------------------------------------------------------------------
Per Share......................................         $                 $                 $
-----------------------------------------------------------------------------------------------------
Total(3).......................................         $                 $                 $
=====================================================================================================

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated at $300,000.

(3) The Company has granted the Underwriters (the "Underwriters") an option to purchase up to 675,000 additional shares of Common Stock to cover over-allotments, if any. See "Underwriting." If such option is exercised in full, the total Price to Public, Underwriting Discount and Proceeds to
    Company will be $         , $         and $         , respectively.

                            ------------------------

     The shares offered hereby are offered by the Underwriters subject to prior sale, when, as and if delivered to and accepted by them and subject to approval of certain legal matters by counsel for the Underwriters. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about February   , 1998.

                            ------------------------

MERRILL LYNCH & CO.                                     BEAR, STEARNS & CO. INC.

                            ------------------------

             GOLDMAN, SACHS & CO.
                          A.G. EDWARDS & SONS, INC.
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

                            ------------------------

          The date of this Prospectus Supplement is February   , 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Corp. Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, such as the Company, and the address is http://www.sec.gov. The Company's Common Stock is listed on the NYSE, and reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Common Stock being sold in this Offering. This Prospectus Supplement, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits. For further information concerning the Company and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained as described above.

     Certain information in this Prospectus Supplement has been obtained from data published by Smith Travel Research, an industry research organization. Smith Travel Research has not provided any form of consultation, advice or counsel regarding this Offering and is not associated with the Company.

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and the notes thereto appearing elsewhere herein or incorporated by reference in the accompanying Prospectus to which this Prospectus Supplement relates. Unless the context otherwise indicates, all references herein to the "Company" include Sunstone Hotel Investors, Inc. and Sunstone Hotel Investors, L.P. (the "Partnership"). Except as otherwise noted, all of the information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option. This Prospectus Supplement may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from those set forth in any such forward-looking statements. Certain factors that might cause such a difference are discussed in the section entitled "Risk Factors" commencing on page 6 of the accompanying Prospectus. The Company cautions the reader, however, that the factors discussed in those sections may not be exhaustive.

                                  THE COMPANY

     The Company is a leading self-administered equity real estate investment trust ("REIT") that owns or operates upscale and mid-price hotels located primarily in the Pacific and Mountain regions of the western United States. The hotels operate primarily under national franchises that are among the most respected and widely recognized in the lodging industry, including brands affiliated with Hilton Hotels Corporation, Holiday Hospitality Corporation, Marriott International, Inc. and Promus Hotel Corporation. As of January 28, 1998, the Company's portfolio consisted of 56 hotels (the "Current Hotels") with a total of 10,134 rooms, 45 of which were acquired and one of which was developed subsequent to the Company's initial public offering (the "IPO") in August 1995.

     The Company's growth strategy is to maximize shareholder value by (i) acquiring underperforming hotels that are in attractive locations with significant barriers to entry and (ii) improving such hotels' financial performance by renovating, redeveloping, rebranding and repositioning the hotels and through the implementation of focused sales and marketing programs.

     On October 15, 1997, the Company completed the acquisition of all the outstanding capital stock of Kahler Realty Corporation ("Kahler") from Westbrook Real Estate Fund I, L.P. and Westbrook Real Estate Co-Investment Partnership I, L.P. (collectively, "Westbrook") for an aggregate purchase price of approximately $372.3 million. The purchase price of this acquisition (the "Kahler Acquisition") was funded with the net proceeds from the Company's public offering in October 1997, the assumption of Kahler debt, the issuance of common and preferred stock to Westbrook and with borrowings from its then $200.0 million unsecured revolving line of credit. Concurrent with the closing of the Kahler Acquisition, the Company acquired the third-party ownership interests in three Kahler Hotels (as defined below) that were previously partially owned by
Kahler: the 220-room University Park Hotel in Salt Lake City, Utah (76% third-party ownership interest), and the 114-room Residence Inn and 333-room Provo Park Hotel in Provo, Utah (50% third-party ownership interest).

     The Kahler portfolio purchased by the Company consisted of 17 hotels with 4,255 rooms (the "Kahler Hotels"), principally in two markets, the Mountain region states of Utah, Idaho, Montana and Arizona (11 hotels) and Rochester, Minnesota (four hotels). The largest number of rooms owned by Kahler were concentrated in Rochester, Minnesota, with four hotels and 1,329 rooms, three of which are connected by an underground walkway to the internationally renown Mayo Clinic, and in the Salt Lake City area of Utah, with six hotels and 1,509 rooms. Nine of the hotels are operated independently, while the balance are currently operated under Sheraton(R), Hilton(R), Holiday Inn(R), Residence Inn(R) and other national franchises. The Company intends to (i) undertake an extensive renovation program and (ii) brand or rebrand a number of the hotels, both of which the Company expects will increase its return on investment by increasing the revenues of the hotels.

     The Current Hotels, with an aggregate of 10,134 rooms, are located in 12 states, including California (19 hotels), Utah (8), Colorado (6), Arizona (5), Washington (5), Minnesota (4), Idaho (3), Oregon (2), Montana (1), New Mexico
(1), Texas (1) and West Virginia (1). As of January 29, 1998, 82.2% of the rooms in the Company's hotel portfolio were located in the western United States.

     Since its IPO in August 1995, the Company has:

     - acquired or invested in 45 hotels for an aggregate purchase price of $637.1 million, increasing the number of states the Company owns properties in from five to 12;

     - increased the number of rooms in its hotel portfolio by over six times through acquisition, investment and development, from 1,328 rooms to 10,134;

     - completed $58.4 million in renovation and redevelopment to 27 of the Current Hotels through December 31, 1997 , and is currently, or will shortly begin, renovating and redeveloping another 26 of the Current Hotels for an additional estimated aggregate cost of $62.2 million;

     - completed the development of one Current Hotel for $7.6 million, and is currently, or will shortly begin, developing another five hotels for an additional estimated aggregate cost of $55.4 million;

     - increased diluted funds from operations ("diluted FFO") from $8.1 million on a pro forma basis after giving effect to the IPO in 1995 to $32.2 million on an historical basis in 1997, a compound annual increase of 75.9%, and increased diluted FFO per share on the same basis from $1.05 in 1995 to $1.34 in 1997, a compound annual increase of 10.8%. Diluted FFO and diluted FFO per share for all periods presented in this Prospectus Supplement have been calculated in accordance with the newly adopted Financial Accounting Standards Board Statement No. 128 directive to all public companies regarding the calculation of weighted average shares outstanding. The additional disclosure includes the potentially dilutive securities such as options, convertible preferred stock and operating Partnership units convertible into Common Stock;

     - increased revenue per available room ("REVPAR") for the 43 Current Hotels that did not undergo renovation during 1996 or 1997 by approximately 15.4% over the comparable period in 1996. According to Smith Travel Research, the lodging industry as a whole reported a 5.3% REVPAR increase during the nine months ended September 30, 1997;

     - increased the annualized quarterly dividend on its Common Stock twice, for an aggregate increase of approximately 20.0%, from an initial annualized quarterly dividend of $0.92 per share to the current annualized quarterly dividend of $1.10 per share;

     - entered into an alliance with Westbrook Partners L.L.C. ("Westbrook Partners") which includes representation on the Company's Board of Directors (the "Board") and an approximate 10.85% ownership interest in the Company, exclusive of this Offering;

     - raised approximately $334.1 million of equity capital through the sale of Common Stock in five follow-on offerings, exclusive of this Offering; and

     - increased availability under the Company's unsecured bank credit facility on four occasions, from $30.0 million to $300.0 million, and reduced its borrowing cost from an initial rate of LIBOR plus 2.75% per annum to as low as LIBOR plus 1.40% per annum, based upon the leverage of the Company.

     The Company was incorporated as a Maryland corporation in 1995 and is structured as a REIT. The Company's principal executive offices are located at 115 Calle de Industrias, Suite 201, San Clemente, CA 92672, and its telephone number is (714) 361-3900.

                                GROWTH STRATEGY

     The Company's principal growth strategy is to maximize shareholder value by increasing cash available for distribution on its Common Stock ("Cash Available for Distribution") per share by:

     - acquiring or investing in underperforming upscale and mid-price hotels located principally in the western United States that are, or can be renovated, redeveloped and repositioned by branding or rebranding with nationally recognized franchises, with an increasing emphasis on multiple-property acquisitions;

     - enhancing the operating performance of hotels owned or operated by the Company through such renovation, redevelopment, rebranding and repositioning, and through the implementation of focused management and marketing programs; and

     - selectively developing new upscale and mid-price hotels in markets where room demand and other competitive factors justify new construction.

     The Company believes that its recently completed and planned future renovation, redevelopment, rebranding and repositioning activities, as well as improvements in management and marketing, will continue to fuel REVPAR growth at its hotels, thereby increasing percentage lease revenue to the Company. In addition, the Company believes that there will continue to be substantial acquisition, renovation, redevelopment, rebranding and repositioning opportunities in the upscale and mid-price hotel markets in the western United States. The Company believes these opportunities will result from the aging of a significant portion of the nation's hotel supply and the imposition of capital improvement requirements by certain national hotel franchisors on the owners of franchised hotels, many of which are small independent hotel companies or private hotel owners that may be unwilling or unable to satisfy such requirements.

                              RECENT DEVELOPMENTS

INCREASE IN LINE OF CREDIT

     On January 26, 1998, the Company increased its unsecured revolving line of credit facility (the "Credit Facility") from $200.0 to $300.0 million and further reduced its borrowing rate to accrue interest at as low as LIBOR plus 1.40% per annum based upon the leverage of the Company (from LIBOR plus 2.75% at the time of the IPO), with provisions for reduced rates upon receipt by the Company of an investment grade rating. The Credit Facility also requires that the Company provide collateral if the Company fails to satisfy certain financial covenants.

FOURTH QUARTER 1997 FINANCIAL RESULTS; YEAR END RESULTS

     For the fourth quarter ended December 31, 1997, the Company's diluted FFO increased 241.0% to $10.9 million, from $3.2 million during the corresponding quarter of 1996. During the same period, the Company's diluted FFO per share increased 28.0% to $0.32, from $0.25 in the corresponding period in 1996.

     For the year ended December 31, 1997, the Company's diluted FFO increased 188.0% to $32.2 million, from $11.2 million during 1996. During the same period, the Company's diluted FFO per share increased 15.5% to $1.34, from $1.16 in 1996.

     For the quarter ended December 31, 1997, the total room revenue from the Company's hotels increased 237.5% to $35.1 million, from $10.4 million for the quarter ended December 31, 1996, primarily due to the completion of $491.3 million of hotel acquisitions during the preceding twelve months. On a same-unit-sales basis for the entire portfolio, the Company achieved a 7.7% increase in REVPAR for the same quarter over the corresponding quarter of 1996.

     For the quarter ended December 31, 1997, REVPAR for the non-renovation hotels increased by 15.4% to $43.17, from $37.42 for the quarter ended December 31, 1996. Non-renovation hotels consist of 43 of the Company's 51 hotels owned by the Company at the 1997 year end that were not undergoing significant renovation either in the fourth quarter of 1996 or 1997. The 15.4% increase in REVPAR was driven by a 14.2% increase in ADR to $72.43 from $63.40, and an approximately one percentage point increase in occupancy, to 59.6%.

     For the year ended December 31, 1997, REVPAR for the non-renovation hotels increased by 18.0% to $48.51, from $41.10 for the year ended December 31, 1996. Non-renovation hotels consist of 43 of the Company's 51 hotels owned by the Company at the 1997 year end that were not undergoing significant renovation in either 1996 or 1997. The 18.0% increase in REVPAR was driven by a 11.0% increase in ADR to $71.46 from $64.35, and a four percentage point increase in occupancy, to 67.9%.

     The Company's increase in revenues was achieved primarily through the performance of many of its renovated properties and through the performance of many of the recently acquired Kahler Hotels as indicated in the following tables:

LEADING REVPAR PERFORMERS FOR FOURTH QUARTER OF 1997 -- STABILIZED HOTELS(1)

                                                                               REVPAR
                                                                   ------------------------------
                     KAHLER HOTELS                       ROOMS      1996       1997      % CHANGE
-------------------------------------------------------  -----     ------     ------     --------
Kahler Inn & Suites -- Rochester, Minnesota............   266      $38.66     $51.01       32.0%
Kahler Plaza -- Rochester, Minnesota...................   194       76.52      95.52       24.8
Kahler Hotel -- Rochester, Minnesota...................   699       38.19      47.03       23.1
Holiday Inn -- Rochester, Minnesota....................   170       37.25      44.99       20.8

                                                                               REVPAR
                                                                   ------------------------------
                     OTHER HOTELS                        ROOMS      1996       1997      % CHANGE
-------------------------------------------------------  -----     ------     ------     --------
Holiday Inn Express -- Portland, Oregon................    84      $29.05     $39.94       37.5%
Hampton Inn -- Clackamas, Oregon.......................   114       24.08      32.72       35.9
Holiday Inn Hotel & Suites -- Kent, Washington.........   152       32.42      43.75       34.8
Holiday Inn Mission Valley -- San Diego, California....   174       35.74      47.82       33.8
Courtyard by Marriott -- Cypress, California...........   180       46.27      58.63       26.7

     REVPAR for the fourth quarter of 1997 for the eight 1997-renovation hotels (which were undergoing renovation during the fourth quarter of 1997) decreased 15.6% over the corresponding quarter of 1996, a period during which these hotels were not undergoing renovation.
---------------

(1) Information presented for illustrative purposes only. The Company did not own many of these hotels for the entire periods presented; therefore, amounts shown may not necessarily be comparable.

SUMMARY OPERATING DATA

                                                      FOR THE QUARTER           FOR THE TWELVE
                                                           ENDED                    MONTHS
                                                       DECEMBER 31,           ENDED DECEMBER 31,
                                                    -------------------       -------------------
                                                     1997         1996         1997         1996
                                                    ------       ------       ------       ------
SAME-UNIT-SALES ANALYSIS
ALL HOTELS:
Occupancy.........................................    58.5%        61.2%        65.4%        65.9%
ADR...............................................  $73.32       $65.02       $70.75       $64.65
REVPAR............................................  $42.87       $39.82       $46.24       $42.57
REVPAR growth.....................................     7.7%          --          8.6%          --

NON-RENOVATION HOTELS:
Occupancy.........................................    59.6%        59.0%        67.9%        63.9%
ADR...............................................  $72.43       $63.40       $71.46       $64.35
REVPAR............................................  $43.17       $37.42       $48.51       $41.10
REVPAR growth.....................................    15.4%          --         18.0%          --

RENOVATION HOTELS*:
Occupancy.........................................    54.1%        74.5%        61.1%        68.4%
ADR...............................................  $77.14       $66.37       $67.90       $63.11
REVPAR............................................  $41.70       $49.43       $41.50       $43.19
REVPAR growth.....................................  (15.6)%          --        (3.9)%          --

---------------

(*) Includes the eight hotels undergoing renovation in the fourth quarter of 1997.

RECENT ACQUISITIONS AND INVESTMENTS

     On December 30, 1997, the Company invested in a 126-suite Residence Inn by Marriott in Sacramento, California and a 144-suite Residence Inn by Marriott in San Diego, California from Ssang Yong International, Inc. for approximately $13.5 million and $17.0 million, respectively.

     The Residence Inn by Marriott in Sacramento consists of six two-story buildings containing 20 guestrooms each. The hotel is located just north of downtown Sacramento, within five miles of the State Capitol, Old Sacramento and the Arco Arena. Hotel features include an exercise room, a meeting area, valet service, an outdoor swimming pool and spa and a SportCourt. Occupancy and ADR for the nine months ended September 30, 1997 were 91.6% and $94.64, respectively.

     The Residence Inn by Marriott in San Diego consists of 18 two-story buildings, a hearthroom, two meeting rooms, a pool and two spas, a barbecue area and a SportCourt. The hotel is centrally located to the Computer Science Corporation and the Miramar Marine Corps Air Station. Occupancy and ADR for the nine months ended September 1997 were 92.1% and $96.35, respectively.

     On January 23, 1998, the Company purchased the Vacation Inn in San Diego, California located at the corner of Old Town and San Diego Avenues in the Old Town area of San Diego, approximately one and one-half blocks from the Company's Ramada Plaza Hotel for approximately $11.5 million. The Vacation Inn was constructed in 1987 and consists of three three-story buildings containing 124 guest rooms, including five suites. The hotel has an outdoor pool, approximately 1,250 square feet of meeting space in two meeting rooms, and a lobby area suitable for serving a continental style breakfast. Throughout its existence, the hotel has had no franchise or reservation system affiliation.

     On January 27, 1998, the Company purchased the Residence Inn and the Fairfield Inn, developed on a single site in Santa Clarita, California located near the Six Flags Magic Mountain Amusement Park for approximately $16.5 million. The 90-unit Residence Inn consists of a single three-story building with several meeting rooms and an outdoor swimming pool. The 66-room Fairfield Inn consists of a single three-story building. Between the two hotels is a stand-alone meeting/conference building of approximately 1,500 square feet. The Residence Inn occupancy and ADR for the year ended January 2, 1998 were 74.7% and $98.59, respectively. The Fairfield Inn occupancy and ADR since opening in September 1997 through January 2, 1998 were 77.1% and $69.57, respectively.

ACQUISITION AND INVESTMENT ACTIVITY

     The following table sets forth certain information related to the Company's hotel acquisition and investment activity since January 1, 1997:

                                                                            NUMBER OF   ACQUISITION COST
 DATE ACQUIRED            BRAND(1)                     LOCATION               ROOMS      (IN MILLIONS)
---------------    ----------------------    -----------------------------  ---------   ----------------
January 1997       Holiday Inn               San Diego, California              218          $  9.0
January 1997       Courtyard by Marriott     Cypress, California                180            12.0
March 1997         Hawthorn Suites           Kent, Washington                   152            13.6
March 1997         Holiday Inn Select        La Mirada, California              289            18.0
May 1997           Hawthorn Suites(2)        Sacramento, California             301            16.8
June 1997          Holiday Inn Hotel &       San Diego, California              151            11.8
                     Suites(3)
July 1997          Holiday Inn(3)            Lynnwood, Washington               103             7.4
August 1997        Holiday Inn Mission       San Diego, California              174             9.1
                     Valley
August 1997        Hawthorn Suites(2)        Anaheim, California                130             8.7
August 1997        Regency Plaza Hotel       Los Angeles, California            178            12.6
October 1997       Kahler Hotels(4)          Midwest and Mountain Regions     4,255           372.3
                                             of the United States
December 1997      Residence Inn             Sacramento, California             126            13.5
December 1997      Residence Inn             San Diego, California              144            17.0
January 1998       Vacation Inn              San Diego, California              124            11.5
January 1998       Residence Inn             Santa Clarita, California           90             8.5
January 1998       Fairfield Inn             Santa Clarita, California           66             8.0
                                                                              -----          ------
                   Total..................................................    6,681          $549.8
                                                                              =====          ======

---------------

(1) In cases where the Company has obtained approval of a new franchise license, subject to completion of renovations or improvements, the franchise brand indicated in this column represents the approved new franchise brand. Many of the Current Hotels were operated under different brands at the time of their acquisition or are currently operating under brands that the Company intends to change.

(2) The Company has received a franchise license to rebrand these hotels as Hawthorn Suites. The Sacramento hotel will be reconfigured to create 32 two-room suites, which will reduce the room count to 269. The new franchise licenses are subject to completion of certain renovations and improvements. The Anaheim and the Sacramento hotels are currently operated independently.

(3) The Company has received or applied for franchise licenses to change these hotels to various Holiday Inn brands, subject to completion of certain renovations and improvements. The San Diego hotel has been a Holiday Inn, but will become a Holiday Inn & Suites; the Lynnwood hotel was a Best Western and will become a Holiday Inn.

(4) Of the 17 Kahler Hotels, nine are independent, three are subject to Best Western franchise licenses, one is subject to a Hilton franchise license, one is subject to a Holiday Inn franchise license, one is subject to a Quality Inn franchise license, one is subject to a Residence Inn by Marriott franchise license and one is subject to a Sheraton franchise license. The Company anticipates reflagging certain of these hotels.

MARRIOTT HOTELS STRATEGIC RELATIONSHIP

     In October 1997, Marriott International, Inc. ("Marriott") performed a review of the Company's and Sunstone Hotel Properties, Inc.'s, a Colorado corporation (the "Lessee"), management and operations and has, based on their operating culture, management track record and hotel-level operations, approved the Company as a qualified full service franchisee. In addition to the fact that three of the Current Hotels are licensed as Courtyard by Marriott hotels and three of the Current Hotels, including one of the Kahler Hotels, are licensed as Residence Inn by Marriott hotels, the Company expects to brand or rebrand four of the Kahler Hotels as full service Marriott hotels and up to three of the other Kahler Hotels as Courtyard by Marriott hotels after completion of product improvement plans. The Company will consider the Marriott brands when repositioning future acquired hotels. The Company believes that the preferred business relationship with Marriott will enhance its opportunities for future franchises.

INCREASED DIVIDEND

     On September 12, 1997, the Company announced a 10.0% increase in its regular quarterly dividend, from $0.25 to $0.275 per share, payable on November 15, 1997 to shareholders of record on September 30, 1997. On January 16, 1998, the Company announced a dividend of $0.275 per share, payable on February 15, 1998 to shareholders of record on January 31, 1998.

FUTURE ACQUISITIONS

     The Company is in various stages of identifying, evaluating and negotiating potential hotel portfolio and individual hotel acquisitions. The Company believes that a large number of attractive acquisition opportunities that meet the Company's acquisition criteria continue to exist in the western United States. There can be no assurance, however, that any pending or contemplated acquisitions will be consummated or whether any such acquisitions will be beneficial to the Company.

                                  THE OFFERING

     All of the shares of Common Stock being sold in this Offering are being sold by the Company. None of the Company's shareholders are selling any shares of Common Stock in this Offering.

Shares of Common Stock offered by the
  Company.....................................  4,500,000 shares.
Shares of Common Stock and Units to be
outstanding after this Offering...............  39,537,014 shares and Units(1).
Use of Proceeds...............................  To finance the acquisitions of additional hotels and to repay a portion of the Credit Facility.
NYSE symbol of the Company....................  SSI.

---------------

(1) Includes as of January 28, 1998, 2,036,981 shares of Common Stock issuable at the option of the Company upon redemption of partnership units (the "Partnership Units") from limited partners of the Partnership. Excludes shares of Common Stock issuable (i) upon exercise of options issued or to be issued pursuant to the Company's 1994 Stock Incentive Plan (the "Incentive Plan") and the 1994 Directors Plan (the "Directors Plan") and (ii) upon redemption of Partnership Units which are issuable upon exercise of outstanding warrants issued to Messr. Alter. Also excludes approximately 1,699,605 shares of Common Stock initially issuable upon conversion of Preferred Stock issued to the Westbrook Funds in connection with the Kahler Acquisition.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the factors set forth in the accompanying Prospectus before making an investment decision with respect to the Common Stock being sold in this Offering. This Prospectus Supplement may contain forward-looking statements which involve risks and uncertainties, and actual results could differ materially from those discussed in any such forward-looking statements. Certain of the factors that could cause actual results to differ materially are discussed in the accompanying Prospectus under the caption "Risk Factors."

                                USE OF PROCEEDS

     The net proceeds to the Company from this Offering, after deducting the underwriting discount and estimated offering expenses, are estimated to be approximately $73.1 million (approximately $84.1 million if the Underwriter's over-allotment option is fully exercised). The Company intends to use the net proceeds of this Offering to finance the acquisitions of additional hotels. Pending the use of the net proceeds referenced above, the net proceeds from this Offering will be used to repay outstanding indebtedness under the Credit Facility.

             PRICE RANGE OF COMMON STOCK AND DIVIDEND DISTRIBUTIONS

     The Company's Common Stock commenced trading on the Nasdaq National Market on August 16, 1995 and since July 23, 1996, has been listed on the NYSE under the symbol "SSI." The following table sets forth, for the periods indicated, the high and low closing sales price information for the Common Stock on the Nasdaq National Market or NYSE, as applicable.

                                                                               PER SHARE
                                                                              DISTRIBUTION
                                                       HIGH         LOW          AMOUNT
                                                      -------     -------     ------------
        1995
        Third Quarter (from August 16, 1995)........  $ 9.625     $ 8.875        $0.115(1)
        Fourth Quarter..............................   10.500       7.875         0.230
        1996
        First Quarter...............................  $11.500     $ 9.750        $0.230
        Second Quarter..............................   11.625       9.875         0.230
        Third Quarter...............................   10.875       9.500         0.250
        Fourth Quarter..............................   13.625      10.000         0.250
        1997
        First Quarter...............................  $14.000     $12.250        $0.250
        Second Quarter..............................   14.500      12.625         0.250
        Third Quarter...............................   18.125      13.750         0.275
        Fourth Quarter..............................   18.125      15.500            --
        1998
        First Quarter (through January 29, 1998)....  $17.375     $15.625        $0.275(2)

---------------

(1) Represents the pro rata portion (for the period from August 16, 1995 to September 30, 1995) of a quarterly distribution of $0.230 per share.

(2) Per share dividend to be paid February 15, 1998 to shareholders of record on January 31, 1998.

     As of January 28, 1998, there were approximately 663 record holders of the Company's Common Stock. On January 29, 1998, the last reported sale price of the Common Stock on the NYSE was $17.187 per share. In addition, the Partnership Units (which are exchangeable for Common Stock) were held by 51 entities and/or individuals as of January 28, 1998. In order to comply with certain requirements related to qualification of the Company as a REIT, the Company's Articles of Incorporation limits the number of shares of Common Stock that may be beneficially owned by any single person to 9.8% of the Company's outstanding Common Stock.

     Although the declaration of dividends is within the discretion of the Board and depends on the Company's results of operations, Cash Available for Distribution, the financial condition of the Company, tax considerations (including those related to REITs) and other factors considered important by the Board, the Company's policy is to make regular quarterly distributions to its shareholders. The Company's ability to make distributions will depend on its receipt of distributions from the Partnership. The Partnership's primary source of revenue is, and will continue to be, rent payments under percentage leases (the "Percentage Leases") for the hotels. The Company must rely on the operation of its hotels to generate sufficient cash flow to permit the Lessee to meet its rent obligations under the Percentage Leases. The Lessee had a negative net book value of approximately $3.3 million as of September 30, 1997 and had a net operating loss of $3.2 million for the year ended December 31, 1996 and net income of $698,000 for the nine months ended September 30, 1997. The Lessee's obligations under the Percentage Leases are secured by a blanket lien on substantially all of its assets and a pledge of 481,955 Partnership Units by Mr. Alter and Mr. Biederman pursuant to the Amended and Restated Third Party Pledge Agreement.

     Under the federal income tax provisions affecting REITs, the Company must distribute at least 95% of its taxable income in order to avoid taxation as a regular corporation. Moreover, the Company must distribute at least 85% of its ordinary income and 95% of its capital gain net income to avoid certain excise taxes applicable to REITs. Under certain circumstances, the Company may be required to make distributions in excess of Cash Available for Distribution in order to meet such distribution requirements. In such event, the Company would seek to borrow the amount of the deficiency or sell assets to obtain the cash necessary to make distributions to retain its qualification as a REIT for federal income tax purposes. See "United States Federal Income Tax Considerations -- Taxation of the Company" in the accompanying Prospectus.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The Company believes it has operated, and the Company intends to continue to operate, in such a manner as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), but no assurance can be given that it will at all times so qualify. See "Risk Factors -- Failure to Maintain REIT Status" and "United States Federal Income Tax Considerations" in the accompanying Prospectus.

     In connection with this Offering, Brobeck, Phleger & Harrison LLP, counsel to the Company, will render a legal opinion that the Company has qualified as a REIT under the Code, commencing with the Company's taxable year ended December 31, 1995. Such legal opinion will be filed as an exhibit to the Registration Statement of which the accompanying Prospectus is a part. Such legal opinion and any opinions contained in this Prospectus Supplement or the accompanying Prospectus as to the Company's qualification as a REIT under the Code will be qualified in their entirety by the assumptions and qualifications contained in such legal opinion and described in the Prospectus and this Prospectus Supplement. For a more specific discussion of the federal income tax treatment of the Company and its shareholders, the various requirements for qualification as a REIT and the risks of disqualification as a REIT, reference is made to the section of the accompanying Prospectus entitled "United States Federal Income Tax Considerations."

     The provisions of the Code pertaining to REITs are highly technical and complex, and neither the Company nor Brobeck, Phleger & Harrison LLP can assure that the Internal Revenue Service (the "IRS") will not successfully contest the Company's qualification as a REIT. Upon audit, Brobeck, Phleger & Harrison LLP's opinion is not binding on the IRS or the courts. Investors are urged to consult their own tax advisors with respect to the appropriateness of an investment in the Common Stock offered hereby and with respect to the tax consequences arising under federal law and the laws of any state, municipality or other taxing jurisdiction, including tax consequences resulting from such investor's own tax characteristics. In particular, investors are urged to consult their own tax advisors with respect to the new rules contained in the 1997 Act, and foreign investors should consult their own tax advisors concerning the tax consequences of an investment in the Company, including the possibility of United States income tax withholding on Company distributions.

                                  UNDERWRITING

     Subject to the terms and conditions contained in the terms agreement and related underwriting agreement (collectively, the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear, Stearns & Co. Inc., Goldman, Sachs & Co., A.G. Edwards & Sons, Inc. and NationsBanc Montgomery Securities LLC are acting as the representatives (the "Representatives"), have severally agreed to purchase from the Company, the respective number of shares of Common Stock set forth opposite their names below.

                                 UNDERWRITER                           NUMBER OF SHARES
        -------------------------------------------------------------  ----------------
        Merrill Lynch, Pierce, Fenner & Smith Incorporated...........
        Bear, Stearns & Co. Inc......................................
        Goldman, Sachs & Co..........................................
        A.G. Edwards & Sons, Inc.....................................
        NationsBanc Montgomery Securities LLC........................
                                                                           ---------
                  Total..............................................      4,500,000
                                                                           =========

     The Underwriting Agreement provides that the obligation of the Underwriters to pay for and accept delivery of the Common Stock is subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Representatives have advised the Company that the Underwriters propose to offer the Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers
at such price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $          per share to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus Supplement, to purchase up to 675,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount set forth on the cover page of this Prospectus Supplement. If the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the foregoing table bears to the total number of shares of Common Stock initially offered hereby.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

     The Company has agreed that it will not, with certain exceptions, offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days from the date of this Prospectus Supplement without the prior written consent of Merrill Lynch & Co. This prohibition will not affect shares of Common Stock issued by the Company in connection with acquisitions, issued or granted by the Company pursuant to the Incentive Plan and the Directors Plan, any dividend reinvestment plan or the conversion or exercise of securities convertible or exercisable for Common Stock. Certain of the Company's directors and executive officers have agreed that, for a period of 90 days from the date of this Prospectus Supplement, they will not, without the prior written consent of Merrill Lynch & Co., offer, sell or otherwise voluntarily dispose of any shares of Common Stock or any securities convertible into or exercisable for Common Stock.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the Offering, i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement, the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

     The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in the Offering.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Certain of the Underwriters or their respective affiliates have provided, and may in the future provide, investment banking, financial advisory or commercial banking services for the Company, for which they have received and may receive customary compensation. Merrill Lynch & Co., Bear, Stearns & Co. Inc. and NationsBanc Montgomery Securities LLC have co-managed one or more public equity offerings of the Company's Common stock in the last year for which they received customary compensation.

     Bear, Stearns & Co. Inc., one of the Underwriters, is affiliated with the NYSE specialist for the Company's Common Stock. Bear, Stearns & Co. Inc. has in the past performed, and may continue to perform, investment banking and financial advisory services for the Company and has received customary compensation therefor. Bear, Stearns & Co. Inc. was the exclusive financial advisor to the Company in connection with the Kahler Acquisition and, in addition, rendered a fairness opinion in connection therewith, for which it received customary compensation therefor.

     At the IPO, MYPC, an affiliate of NationsBanc Montgomery Securities LLC, acquired 24,500 Partnership Units. Additionally, MYPC received warrants to purchase 33,946 Partnership Units at an exercise price per share equal to the IPO price of $9.50 per share of Common Stock. At any time at the request of MYPC, the Partnership Units could be redeemed on a one-for-one basis for shares of Common Stock (or for cash at the election of the Company). On September 19, 1997, MYPC exercised the warrants and exercised its redemption right with respect to its Partnership Units and the Company redeemed all of MYPC's Partnership Units for 58,446 shares of Common Stock.

PROSPECTUS

                                  $325,000,000

                               LOGO
                                  COMMON STOCK
                                PREFERRED STOCK
                                    WARRANTS
                            ------------------------

     Sunstone Hotel Investors, Inc. ("Sunstone" or the "Company") may from time to time offer in one or more series or classes (i) shares of its common stock, par value $0.01 per share (the "Common Stock"), (ii) shares of its preferred stock, par value $0.01 per share (the "Preferred Stock"), and/or (iii) warrants to purchase Preferred Stock or Common Stock (the "Warrants") in amounts, at prices and on terms to be determined at the time of offering, with an aggregate public offering price of up to $325,000,000. The Common Stock, Preferred Stock, and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in separate series or classes, in amounts, at prices and on terms to be set forth in one or more supplements to the Prospectus (each a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect to which this Prospectus is being delivered will be set forth in a future Prospectus Supplement and will include (i) in the case of Common Stock, the specific title and stated value, any voting, dividend and other rights, and public offering price, (ii) in the case of Preferred Stock, the specific title and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, share and price adjustment mechanisms, and public offering price, and (iii) in the case of Warrants, the term, exercise price, share and price adjustment mechanisms, voting and other rights, detachability, and public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Offered Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for United States federal income tax purposes.

     Each Prospectus Supplement will also contain information, where applicable, about United States federal income tax considerations relating specifically to, and any listing on a securities exchange of, the Offered Securities covered by such Prospectus Supplement.

     The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series or class of Offered Securities.

     SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE OFFERED SECURITIES OFFERED HEREBY.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON
THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.
                            ------------------------

THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT. THE DELIVERY IN ANY JURISDICTION OF THIS
 PROSPECTUS, TOGETHER WITH A PROSPECTUS SUPPLEMENT RELATING TO SPECIFIC OFFERED
  SECURITIES, SHALL NOT CONSTITUTE AN OFFER IN SUCH JURISDICTION OF ANY OTHER
    OFFERED SECURITIES COVERED BY THIS PROSPECTUS BUT NOT DESCRIBED IN SUCH
                             PROSPECTUS SUPPLEMENT.
                            ------------------------

                The date of this Prospectus is January 30, 1998.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Corp. Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

     The Company files information electronically with the Commission, and the Commission maintains a Web Site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, such as the Company, and the address is http://www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange (the "NYSE"), and reports, proxy statements and other information concerning the Company can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to the Offered Securities. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits. For further information concerning the Company and the Offered Securities, reference is made to the Registration Statement and the exhibits and schedules filed therewith, which may be obtained as described above.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents, which have been filed with the Commission, are hereby incorporated by reference:

     1. Annual Report (i) on Form 10-K of the Company for the fiscal year ended December 31, 1996; and (ii) on Form 10-K/A filed with the Commission on March 24, 1997;

     2. Quarterly Reports (i) on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997; and (ii) on Form 10-Q/A filed with the Commission on August 26, 1997;

     3. Current Reports (i) on Form 8-K filed with the Commission on January 9, 1997, March 26, 1997, May 1, 1997, June 26, 1997, July 17, 1997, August
        14, 1997, October 9, 1997, October 15, 1997 and January 29, 1998; and
        (ii) on Form 8-K/A filed with the Commission on January 7, 1997 and August 22, 1997; and

     4. The description of the Common Stock of the Company included in the Company's Registration Statement on Form 8-A, filed with the Commission on June 26, 1995; and on Form 8-A/A, filed with the Commission on July 19, 1996.

     In addition, all reports and other documents subsequently filed by the Company with the Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such documents (such documents, and the documents enumerated above, being herein referred to as "Incorporated Documents"; provided however, that the documents enumerated above or subsequently filed by the Company pursuant to Section 13, 14 or 15(d) of the Exchange Act prior to the filing of the Company's next Annual Report on Form 10-K with the Commission shall not be Incorporated Documents or be incorporated by reference in this Prospectus or be a part hereof from and after any such filing of an Annual Report on Form 10-K). Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any statements so modified or superseded shall not be deemed to constitute a part of this Prospectus, except as so modified or superseded.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus (other than certain exhibits to such documents). Requests for such documents should be directed to Sunstone Hotel Investors, Inc., 115 Calle de Industrias, Suite 201, San Clemente, California 92672, Attention: Secretary (telephone: (714) 361-3900).

                                  THE COMPANY

     The Company, a Maryland corporation, is a self-administered REIT that owns upscale and mid-price hotels in the mid and western United States through Sunstone Hotel Investors, L.P., a Delaware limited partnership (the "Partnership"), of which the Company is the sole general partner. The hotels operate under nationally recognized franchises, including Courtyard by Marriott(R), Doubletree(R) Hotel, Hampton Inn(R), Holiday Inn(R), Holiday Inn(R) Hotel & Suites, Holiday Inn Express(TM), Holiday Inn Select(TM), Comfort Suites(R), Residence Inn(R) by Marriott and Hawthorn Suites. As of January 28, 1998, the Company, through the Partnership, had a portfolio of 56 hotels, with an aggregate of 10,134 rooms in 12 states, including Arizona (5 hotels), California (19), Colorado (6), Idaho (3), Minnesota (4), Montana (1), New Mexico
(1), Oregon (2), Texas (1), Utah (8), Washington (5) and West Virginia (1).

     In order for the Company to qualify as a REIT for United States federal income tax purposes, neither the Company nor the Partnership can operate hotels. Therefore, the Partnership leases the hotels to Sunstone Hotel Properties, Inc., a Colorado corporation (the "Lessee") pursuant to percentage leases with an initial term of ten years (the "Percentage Leases"), which provide for rent payments based principally on a percentage of room revenues at the hotels. The Lessee pays the franchise fees, management fees and certain other operating expenses of the hotels. The Lessee is owned by Robert A. Alter, Chairman and President of the Company, and Charles L. Biederman, director and Executive Vice President of the Company. The hotels are managed by Sunstone Hotel Management, Inc., a Colorado corporation (the "Management Company") pursuant to a management agreement between the Lessee and the Management Company for a fee equal to 2% of gross revenues of the hotels (plus reimbursement of accounting costs). The Management Company is wholly-owned by Mr. Alter.

     On October 15, 1997, the Company acquired all of the outstanding capital stock of Kahler Realty Corporation, a Minnesota corporation ("Kahler") from Westbrook Real Estate Fund I, L.P. and Westbrook Real Estate Co-Investment Partnership I, L.P. (collectively, the "Westbrook Funds") for an aggregate purchase price of approximately $372.3 million (the "Kahler Acquisition"). The purchase price may be increased by as much as $16.5 million pursuant to a formula based on the 1999 earnings of the Kahler assets. Any additional purchase price may be paid at the Company's option in cash or shares of Common Stock. Kahler owned and operated 17 hotels (the "Kahler Hotels") with 4,255 rooms, principally in two markets, the intermountain region of Utah, Idaho, Montana and Arizona (11 hotels) and Rochester, Minnesota (four hotels). The largest number of rooms are concentrated in Rochester, Minnesota with four hotels and 1,329 rooms and in the Salt Lake City area of Utah, with six hotels and 1,509 rooms. Nine of the hotels are operated independently, while the balance is operated under Sheraton, Hilton, Holiday Inn, Best Western and Quality Inn franchises. The acquisition of Kahler almost doubled the number of hotel rooms owned or operated by the Company.

     The Company's principal executive office is located at 115 Calle de Industrias, Suite 201, San Clemente, California 92672; telephone number (714) 361-3900.

     The Company's Common Stock is listed on the NYSE under the symbol "SSI."

                                USE OF PROCEEDS

     The Company intends to invest the net proceeds from any sale of the Offered Securities in the Partnership in exchange for an additional ownership interest in the Partnership. Unless otherwise indicated in a future Prospectus Supplement, the Partnership intends to use the net proceeds from any sale of Offered Securities for general corporate purposes, including, without limitation, the acquisition and development of additional hotels, the maintenance and renovation of currently owned hotels, and the repayment of debt. Pending application of the net proceeds, such net proceeds may be invested in interest-bearing accounts and short-term, interest-bearing securities, in a manner consistent with the Company's ability to qualify for taxation as a REIT. Such investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

                                  RISK FACTORS

     In evaluating the Company's business, prospective investors should carefully consider the factors set forth in this section in addition to other information set forth in the accompanying Prospectus Supplement before making an investment decision with respect to the Offered Securities. This Prospectus may contain forward-looking statements which involve risks and uncertainties, and actual results could differ materially from those discussed in any such forwardlooking statements. Certain of the factors that could cause actual results to differ materially are discussed below.

IMPEDIMENTS TO GROWTH AND INCREASING CASH AVAILABLE FOR DISTRIBUTION

     The Company's ability to increase cash available for distribution on its Common Stock ("Cash Available for Distribution") will depend significantly on the Company's ability to acquire or develop additional hotels at attractive prices. Risks associated with this growth strategy include:

     Competition For Future Acquisitions. There will be competition for investment opportunities in upscale and midprice hotels from entities organized for purposes substantially similar to the Company's objectives as well as other purchasers of hotels. The Company is competing for such hotel investment opportunities with entities which have substantially greater financial resources than the Company or better relationships with franchisors, sellers or lenders. These entities may also generally be able to accept more risk than the Company prudently can manage. Competition may generally reduce the number of suitable hotel investment opportunities offered to the Company and increase the bargaining power of property owners seeking to sell.

     Renovation and Redevelopment Risks. The Company faces risks arising from its strategy of acquiring hotels in need of substantial renovation or redevelopment, particularly the risk that the cost or time to complete the renovation or redevelopment will exceed the budgeted amount. Such delays or cost overruns may arise from shortages of materials or skilled labor, a change in the scope of the original project, the need to comply with building code or other legal requirements, the discovery of structural or other latent defects with a hotel once construction has commenced and other risks inherent in the construction process. In particular, renovation and redevelopment must comply with the Americans with Disabilities Act of 1990 (the "ADA"), which provides that all public accommodations meet certain federal requirements related to access and use by disabled persons. The Company may be required to make substantial modifications at the hotels to comply with the ADA. Delays or cost overruns in connection with renovations or redevelopments could have a material adverse effect on Cash Available for Distribution.

     Development Risks. A component of the Company's growth strategy is to develop new hotels in markets where room supply and other competitive factors justify new construction or to purchase such hotels from unaffiliated developers after they have been completed. New project development will increase the Company's indebtedness and is subject to a number of other risks, including risks of construction delays or cost overruns, the risk that required zoning, occupancy and other government permits might not be obtained, and the risk that projects might not be completed. Additional risks of development projects include the risks associated with effectively marketing a hotel in order to ramp-up occupancy at projected room rates after the hotel has been opened. Any failure to complete a development project in a timely manner and within budget or to ramp-up occupancy after completion of the project could have a material adverse effect on Cash Available for Distribution.

TOTAL DEPENDENCE ON THE LESSEE AND PAYMENTS UNDER THE PERCENTAGE LEASES

     Certain tax rules relating to the qualification of a REIT prohibit the Company and the Partnership from operating hotels. Therefore, the Partnership enters into Percentage Leases with the Lessee, and the Lessee operates the hotels and pays rent to the Partnership based, in large part, on the revenues from the hotels. Consequently, the Company relies entirely on the Lessee to effectively operate the Company's hotels in a manner which generates sufficient cash flow to enable the Lessee to timely make the rent payments under the applicable Percentage Leases. Ineffective operation of the hotels may result in the Lessee's being unable to pay rent at the higher tier level necessary for the Company to fund distributions to shareholders because payment of base rent alone is insufficient for such purposes. In the event that all or a portion of such higher

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

tier rent is not received by the Partnership, the Company may not be able to make such distributions to its shareholders. There can be no assurance that the Company will receive such higher tier rent from the Lessee or that the Lessee will even be able to pay base rent. The Lessee controls the daily operations of the hotels under the Percentage Leases, which have non-cancelable initial terms of ten years. The Company selected the Lessee without consideration of other lessees because Mr. Alter and Mr. Biederman, who own the Lessee, owned and were involved in the management of a number of the hotels contributed to the Company in connection with its IPO in 1995 (the "IPO") and because Mr. Alter and Mr. Biederman own significant Units in the Partnership and options to acquire Common Stock of the Company, and therefore have an incentive to cause the Lessee to maximize rents. Except as set forth in the Percentage Leases, neither the Company nor the Partnership has the authority to require the Lessee to operate the hotels in a manner that results in a maximization of rent to the Company. Other than working capital to operate the hotels, the Lessee only has nominal assets, which will likely be insufficient to satisfy any claims the Company may have if the Lessee defaults under the Percentage Leases. Mr. Alter and Mr. Biederman have entered into an agreement (the "Third Party Pledge Agreement"), whereby the obligations of the Lessee under the Percentage Leases are secured with a pledge of Mr. Alter's and Mr. Biederman's Units, up to 481,955 Units. This may limit the Company's ability to recover in full for any claims it may have against the Lessee for defaults under the Percentage Leases. The amendment to the Third Party Pledge Agreement also subordinated the Company's lien on the majority of Mr. Alter's Units to the lien in favor of an institutional lender providing a working capital line to the Lessee guaranteed by Mr. Alter and secured by a pledge of a significant portion of Mr. Alter's Units. The obligations of the Lessee under the Percentage Leases are not secured by any additional security deposits or guarantees by third parties. The Lessee had a net operating loss of $3.2 million for the year ended December 31, 1996 and net income of $698,000 for the nine months ended September 30, 1997. The Lessee was able to meet its rent obligations under the Percentage Leases during these periods.

MULTIPLE-HOTEL ACQUISITION RISKS

     The Company has increasingly emphasized, and intends to continue to emphasize, acquisitions of multiple hotels in a single transaction in order to reduce acquisition expenses per hotel and enable the Company to more rapidly expand its hotel portfolio. Consistent with this emphasis, in October 1997, the Company completed the Kahler Acquisition which almost doubled the Company's room total. Multiple-hotel acquisitions, such as the Kahler Acquisition are, however, more complex than single-hotel acquisitions and the risk that a multiple-hotel acquisition will not close may be greater than in a single-hotel acquisition.

     Such portfolio acquisitions, whether by stock or asset purchase, may also result in the Company owning hotels in geographically dispersed markets. For instance, several of the Kahler Hotels are located in areas geographically removed from most of the Company's Current Hotel portfolio. This geographic diversity will place significant additional demands on the Company's ability to manage such operations. In addition, the Company's costs for a hotel portfolio acquisition that does not close are generally greater than for an individual hotel acquisition which does not close. If the Company fails to close multiple-hotel acquisitions, its ability to increase Cash Available for Distribution will be limited. See "-- Dependence on Acquisitions to Increase Cash Available for Distribution." Another risk associated with multiple-hotel acquisitions is that a seller may require that a group of hotels be purchased as a package, even though one or more of the hotels in the package does not meet the Company's investment criteria. In such cases, the Company may purchase the group of hotels with the intent to re-sell those which do not meet its criteria. It is anticipated that any hotel acquired in the Kahler Acquisition that does not fit geographic or operating parameters of the Company may be sold or exchanged, including the Kahler Hotels located in Texas and West Virginia. There can be no assurance, however, as to how quickly the Company could sell or exchange such hotels or the terms on which they could be sold or exchanged. Such hotels might reduce Cash Available for Distribution if they operate at a loss during the time the Company owns them, or if the Company sells them at a loss. In addition, any gains on the sale of such hotels within four years of the date of acquisition could be subject to a 100% tax. See "United States Federal Income Tax Considerations."

     The Company may finance multiple-hotel acquisitions by issuing shares of Common Stock or Partnership Units which are convertible into Common Stock. Such issuances may have an adverse effect on the market price of the Common Stock. See "-- Adverse Effect of Shares Available for Future Issuance and Sale on Market Price of Common Stock."

FAILURE TO MANAGE RAPID GROWTH; FAILURE TO SUCCESSFULLY INTEGRATE KAHLER

     To successfully implement its acquisition strategy, the Company must integrate the hotels acquired since the IPO and any other subsequently acquired hotels into its existing operations. Since the closing of the IPO, the Company's portfolio of hotel properties has increased dramatically. During such period, the Company also entered geographic markets where it previously did not have any properties. As a result, the consolidation of functions and integration of departments, systems and procedures of acquired properties with the Company's existing operations presents a significant management challenge, and the failure to integrate such properties into the Company's management and operating structures could have a material adverse effect on the results of operations and financial condition of the Company.

     The Company continues to accelerate its acquisition activity. As a result, the Company's recent acquisitions, including that of the Kahler Hotels, will place significant demands on the Company's management and other resources. There can be no assurances that these hotels and the Company's other business operations can be integrated successfully, that there will be any operating efficiencies between these hotels and the Company's other hotels or that the combined businesses can be operated profitably. The failure to integrate and operate these hotels successfully could have a material adverse effect on the Company's business and future prospects. Also, certain of the Current Hotels are in the same geographic regions and may, therefore, compete with one another. There can be no assurance that the Kahler Acquisition, or any other acquisition, and in particular any subsequent multiple-hotel portfolio acquisition, will not adversely affect the operations, revenues or prospects of the Company's hotels located in such geographic areas.

GEOGRAPHIC CONCENTRATION OF KAHLER HOTELS

     The concentration of four Kahler Hotels with 1,329 rooms in Rochester, Minnesota and six Kahler Hotels with 1,509 rooms in and around the Salt Lake City area of Utah, makes Kahler dependent on factors such as the local economy, local competition, increases in local real and personal property tax rates and local catastrophes. The results of operations of the Kahler Hotels in Rochester, Minnesota, are also dependent on the level of demand generated by the Mayo Clinic for hotel accommodations by patients and by medical conferences organized by the Mayo Clinic. Significant disruption in these local markets that result in decreased operating performance of the Kahler Hotels will have a material adverse effect on the Company's results of operations and Cash Available for Distribution.

CONFLICTS OF INTEREST BETWEEN THE COMPANY AND CERTAIN OFFICERS AND DIRECTORS

     Because of Mr. Alter's and Mr. Biederman's ownership in and positions with the Company and the Lessee and Mr. Alter's ownership of the Management Company, there are inherent conflicts of interest between the Lessee, the Management Company and the Company in the leasing, acquisition, disposition, operation and management of the Company's hotels. Accordingly, the interests of shareholders may not have been, and in the future may not be, reflected fully in all decisions made or actions taken by the officers and directors of the Company. In the event revenues from the Company's hotels increase significantly over prior periods and operating expenses with respect thereto are less than historical or projected operating expenses, the Lessee could disproportionately benefit. In addition, there may be conflicts of interest in connection with the sale of certain hotels. Unrealized gain from the sale to the Company of certain hotels contributed to the Company in connection with its IPO is specially allocated to Mr. Alter and Mr. Biederman and any sale of such hotels by the Partnership may cause adverse tax consequences to them. In addition, the reduction of mortgage indebtedness by the Partnership at any time below certain levels would create adverse tax consequences to Mr. Alter and Mr. Biederman. These conflicts may result in decisions relating to the sale of certain hotels and/or the incurrence or repayment of indebtedness which do not reflect solely the interests of the Company and the shareholders. In addition, the Company will generally be required under the Percentage Leases to pay a lease termination fee to the Lessee if the Company elects to sell a hotel and not replace it with another hotel. The payment of a termination fee to the Lessee, which is owned by Mr. Alter and

Mr. Biederman, may also result in decisions regarding the sale of a hotel which do not reflect solely the interests of the Company and its shareholders.

RELIANCE ON MR. ALTER AND OTHER KEY PERSONNEL

     The Company's future success and its ability to manage future growth depends in large part upon the efforts of its senior management and its ability to attract and retain key executive officers and other highly qualified personnel. In particular, the Company places substantial reliance on the hotel industry knowledge and experience and the continued services of Robert A. Alter, the Company's Chairman and President. Competition for such personnel is intense and there can be no assurance that the Company will be successful in attracting and retaining such personnel. Accordingly, there can be no assurance that the Company's senior management will be able to successfully execute or implement the Company's growth and operating strategies. In addition, the loss of Mr. Alter's services or the Company's inability to attract and retain highly qualified personnel may adversely affect the operations of the Company and Cash Available for Distribution.

HOTEL INDUSTRY RISKS

     Operating Risks and Competition. Many of the Company's competitors have substantially greater marketing and financial resources than the Company and the Lessee. In addition, the Company's hotels are subject to all operating risks common to the hotel industry. The hotel industry has experienced volatility in the past, as have the Company's hotels. Hotel industry risks include, among other things, competition from other hotels; over-building in the hotel industry which has adversely affected occupancy, average daily rate ("ADR") and revenue per available room ("REVPAR") increases in operating costs due to inflation and other factors, which may not necessarily be offset by increased room rates; dependence on business and commercial travelers and tourism; strikes and other labor disturbances of hotel employees for hotels owned by the Company; increases in energy costs and other expenses of travel; and adverse effects of general and local economic conditions. These factors could decrease room revenues of the hotels and adversely affect the Lessee's ability to make payments of rent under the Percentage Leases to the Company, and therefore reduce Cash Available for Distribution.

     Seasonality of Hotel Business and the Company's Hotels. The hotel industry is seasonal in nature. Generally, revenues for the Company's hotels are greater in the first and third quarters than in the second and fourth quarters. This seasonality can be expected to cause quarterly fluctuations in the Company's Percentage Lease revenues which may be insufficient to provide all of the Cash Available for Distribution necessary to pay dividends in a given quarter.

     Increased Competition Resulting From Overbuilding. The hotel industry has historically experienced cycles of overbuilding in certain geographic markets and product segments. Such overbuilding increases competition for hotel guests, resulting in lower occupancies and lower ADRs, thereby reducing the profitability of the hotels affected by the increased competition. While the Company's investment strategy is to acquire underperforming hotels or hotels where there are significant barriers to entry, there can be no assurance that the current hotel development activities, particularly in the Company's limited service segment, will not create additional significant competition for the Company's hotels. Such increased competition would reduce the revenue generated by the Lessee, thus reducing percentage rent paid to the Company and Cash Available for Distribution.

IMPACT OF INCREASED OPERATING COSTS AND CAPITAL EXPENDITURES

     Hotels in general, including the Company's hotels, have an ongoing need for renovations and other capital improvements, including periodic replacement of furniture, fixtures and equipment. In this regard, the Company may spend significant dollars renovating, rebranding or repositioning a number of the Current Hotels to maximize financial performance; however, the Company is unable to estimate the amounts to be expended at this time. In addition, the franchise agreements under which the Company's hotels are operated impose specified operating standards and may permit the franchisor to condition the continuation of a franchise agreement on the completion of capital improvements. Under the terms of the Percentage Leases, the Company is also obligated to pay the cost of certain capital expenditures at its hotels and to pay for furniture, fixtures and equipment. The ability of the Company to fund these and other capital expenditures and periodic replacement of furniture, fixtures and equipment will depend in part on the financial performance of the Lessee and the hotels. If these expenses exceed the Company's estimate, the additional expenses could have an adverse effect on Cash Available for Distribution. Furthermore, any inability or failure to fund these expenditures could have a material adverse effect on occupancy rates, ADRs and REVPAR and may constitute a breach under the franchise agreements.

HAWTHORN SUITES DEVELOPMENT RISKS

     The Company entered into a five-year master development agreement with U.S. Franchise Systems, Inc. and Hawthorn Suites Franchising, Inc. on March 10, 1997 to permit the Company to franchise properties operated under the Hawthorn Suites brand. Pursuant to the agreement, the Company will have the right to obtain franchise licenses in several major urban markets on the West Coast. Under the agreement, certain development rights may terminate if the Company does not establish a certain minimum number of licenses for Hawthorn Suites during each year. This timetable may cause the Company to overcommit to building and owning Hawthorn Suites at the expense of other growth opportunities. As a franchise with a limited number of hotels currently operating, the Company's focus on this brand subjects it to greater risks than a more diversified approach.

FRANCHISE RISKS

     Forty-five of the Company's hotels are operated pursuant to franchise or license agreements and additional hotels may be, including seven of the Kahler Hotels, or become subject to franchise arrangements. The Lessee will hold the franchise or license agreements for the hotels and will be responsible for complying with the terms of these agreements. Such franchise or license arrangements are often helpful in providing marketing services and room reservations to hotels, but these arrangements also impose financial obligations on hotels generally related to maintaining the condition of hotels and the payment of franchise fees. Continuation of such franchises is subject to specified operating standards and other terms and conditions. Franchisors periodically inspect franchised hotels to confirm compliance. In addition, franchisors may require the Company to fund significant capital improvements to the hotels in the future to maintain such franchises. The failure of a franchisee to maintain standards or adhere to terms and conditions imposed by the franchisor may result in the loss of a license or termination of the franchise or damages as a result of the breach. It is possible that a franchisor could condition the continuation of a franchise on the completion of capital improvements or replacements of furniture, fixtures and equipment which the Board of Directors determines are too expensive or otherwise unwarranted in light of general economic conditions or operating results or prospects of the affected hotel. The loss of a franchise could have a material adverse effect upon the operation, financing or value of the hotel subject to the franchise because of the loss of associated name recognition, marketing support and centralized reservation systems. There can be no assurance that an alternative franchise arrangement can be obtained or that significant expenditures might not be imposed as a condition to obtaining a new franchise. The loss of a franchise for one or more of the hotels could have a material adverse effect on the Company's revenues under the Percentage Leases and Cash Available for Distribution to its shareholders.

DEPENDENCE ON ACQUISITIONS TO INCREASE CASH AVAILABLE FOR DISTRIBUTION

     The Company's success in implementing its growth plan will depend significantly on the Company's ability to acquire additional hotels at attractive prices. After the ramp-up of certain of the hotels which were recently redeveloped or renovated and repositioned or which are expected to be redeveloped or renovated and repositioned in the near future, internal growth in ADR and occupancy for the hotels is not expected to provide as much growth in Cash Available for Distribution as will acquisition of additional hotels. However, since the Company intends to borrow funds to purchase, redevelop or renovate and reposition hotels, the Company will be subject to the risks associated with increased indebtedness, such as paying debt service even if cash flow from such additional hotels is not sufficient to cover such costs.

FAILURE TO MAINTAIN REIT STATUS

     The Company intends to operate so as to be taxed as a REIT under Sections 856-860 of the Internal Revenue Code of 1986, as amended (the "Code"). As long as the Company qualifies for taxation as a REIT, with certain exceptions, the Company will not be taxed at the corporate level on its taxable income that is distributed to its shareholders. A REIT is subject to a number of organizational and operational requirements, including requirements as to the nature of its income and assets, distribution requirements, diversity of stock ownership requirements and record-keeping requirements. While the Company intends to satisfy all of these requirements for treatment as a REIT, it is possible that the Company may in the future fail to satisfy one or more of these requirements. Failure to qualify as a REIT would render the Company subject to tax (including any applicable minimum tax) on its taxable income at regular corporate rates and distributions to the shareholders in any such year would not be deductible by the Company. Unless entitled to relief under certain Code provisions, the Company also would be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Even if the Company qualifies for taxation as a REIT, the Company may be subject to certain state and local taxes on its income and property.

     In order for the Company to be taxed as a REIT, the Partnership must be classified as a partnership for federal income tax purposes. If the Partnership were to be taxable as a corporation, because the Company's ownership interest in the Partnership constitutes more than 10% of the Partnership's voting securities and exceeds 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. The imposition of corporate income tax on the Company and the Partnership would substantially reduce the amount of Cash Available for Distribution.

     See "United States Federal Income Tax Considerations" for a discussion of the material tax consequences and risks of an investment in the Company.

OWNERSHIP LIMITATION RESULTING IN LOSS OF REIT STATUS

     In order for the Company to maintain its qualification as a REIT, not more than 50% in value of its outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities). Furthermore, if any shareholder or group of shareholders of the Lessee owns, actually or constructively, 10% or more of the stock of the Company, the Lessee could become a related party tenant of the Partnership, which likely would result in loss of REIT status for the Company. For the purpose of preserving the Company's REIT qualification, the Company's Articles of Incorporation prohibit direct or indirect ownership of more than 9.8% of the outstanding shares of any class of the Company's stock by any person or group (the "Ownership Limitation"). Generally, the capital stock owned by affiliated owners will be aggregated for purposes of the Ownership Limitation. Subject to certain exceptions, any transfer of Common or Preferred Stock that would prevent the Company from continuing to qualify as a REIT under the Code will be designated as "Shares-in-Trust" and transferred automatically to a trust (the "Share Trust") effective on the day before the purported transfer of such Common or Preferred Stock. The record holder of the Common or Preferred Stock that are designated as Shares-in-Trust will be required to submit such number of Common or Preferred Stock to the Share Trust and the beneficiary of the Share Trust will be one or more charitable organizations that are named by the Company.

REAL ESTATE INVESTMENT RISKS IN GENERAL

     The Company's hotels will be subject to varying degrees of risk generally incident to the ownership of real property. Income from the hotels may be adversely affected by changes in national and local economic conditions, changes in interest rates and in the availability, cost and terms of mortgage funds, the impact of present or future environmental legislation and compliance with environmental laws, the ongoing need for capital improvements, changes in real estate tax rates and other operating expenses, changes in governmental rules (such as those requiring upgrades for disabled persons) and fiscal policies, civil unrest, acts of God, including earthquakes, hurricanes and other natural disasters (which may result in uninsured losses), acts of war, changes in zoning laws, and other factors which are beyond the control of the Company. In addition, real estate investments are relatively illiquid, and the ability of the Company to vary its portfolio in response to changes in economic and other conditions will be limited.

POSSIBLE LIABILITY RELATING TO ENVIRONMENTAL MATTERS

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may become liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of hazardous or toxic substances, or the failure to properly remediate such substances when present, may adversely affect the owner's ability to sell or rent such real property or to borrow using such real property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic wastes may be liable for the costs of removal or remediation of such wastes at the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Other federal, state and local laws, ordinances and regulations require abatement or removal of certain asbestos containing materials in the event of demolition or certain renovations or remodeling and govern emissions of and exposure to asbestos fibers in the air. The operation and subsequent removal of certain underground storage tanks also are regulated by federal and state laws.

DISTRIBUTION OF SUBSTANTIALLY ALL OF CASH AVAILABLE FOR DISTRIBUTION; DISTRIBUTIONS INCLUDE RETURN OF CAPITAL

     Consistent with the Company's practice of acquiring properties in need of renovation or redevelopment, the Company's annual distributions to shareholders have constituted a high percentage of the Company's Cash Available for Distribution. If this continues, the Company will retain little or no cash from the rent payments under the Percentage Leases, and expenditures for additional acquisitions or future capital improvements would have to be funded from borrowings, or from proceeds from the sale of assets (including the hotels), or debt or equity securities. In addition, a percentage of the estimated annual distribution has constituted a return of capital rather than a distribution of retained earnings. Consequently, there is a risk that the distribution rate has been set too high and may not be sustainable.

ADVERSE EFFECT OF SHARES AVAILABLE FOR FUTURE ISSUANCE AND SALE ON MARKET PRICE OF COMMON STOCK

     The Company's Articles of Incorporation authorize the Board of Directors to issue up to 60,000,000 shares of capital stock, consisting of 50,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. As of January 28, 1998, the Board of Directors was able to reclassify and issue an aggregate of approximately 7,000,000 unissued or unreserved shares of Common Stock and to classify and issue 9,750,000 shares of Preferred Stock. The Company's acquisition strategy depends in part on access to additional capital through sales and issuances of equity securities. The market price of the Common Stock may be adversely affected by the availability for future sale and issuance of such unissued and unreserved shares of Common Stock and Preferred Stock and the consequent dilutive effect of such issuances.

     In addition, the market price of the Common Stock may also be adversely affected by the availability for future sale and issuance of shares of Common Stock that could be issued upon the redemption of Units of the Partnership. The Company recently filed a registration statement and may at any time in the future file additional registration statements to give the limited partners of the Partnership the ability to sell shares of Common Stock issued upon redemption of Units. In addition, the Westbrook Funds were granted certain registration rights in connection with the shares issued to them in the Kahler Acquisition.

RISK OF DILUTION

     As hotel acquisition opportunities arise from time to time, the Company may issue additional shares of Common Stock or Preferred Stock to raise the capital necessary to finance the hotel acquisitions or may issue Common Stock or Preferred Stock or Partnership Units which are redeemable on a one-to-one basis for Common Stock to acquire hotels. Such issuances could result in dilution of shareholders' equity.

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

     The following summary description of Common Stock and Preferred Stock of the Company is subject to and qualified in its entirety by reference to Maryland law described herein, and to the Articles of Incorporation and Bylaws of the Company (and any amendments or supplements thereto) which are filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part.

GENERAL

     The Articles of Incorporation of the Company provide that the Company may issue up to 60,000,000 shares of capital stock, consisting of 50,000,000 shares of Common Stock, $0.01 par value per share, and 10,000,000 shares of Preferred Stock, $0.01 par value per share. As of January 28, 1998, (i) 33,000,039 shares of Common Stock were issued and outstanding, (ii) 1,000,000 shares of Common Stock were reserved for issuance under the Company's Dividend Reinvestment and Stock Purchase Plan, (iii) 2,400,000 shares of Common Stock were reserved for issuance under the Company's 1994 Stock Incentive Plan, (iv) 150,000 shares of Common Stock were reserved for issuance under the 1994 Directors Plan, (v) 1,699,605 shares of Common Stock were reserved for issuance upon conversion of Preferred Stock, (vi) 2,036,981 shares of Common Stock were reserved for issuance upon the conversion of units of Partnership interest ("Units") into Common Stock (each Unit is convertible into one share of Common Stock at the Unitholder's election), and (vii) 17,042 shares of Common Stock were reserved for issuance upon the conversion of warrants or for other purposes. As of January 28, 1998, 250,000 shares of Preferred Stock were issued and outstanding.

     The following description sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that Common Stock will be issuable upon conversion of Preferred Stock or upon the exercise of Warrants issued by the Company. The Common Stock is listed on the NYSE under the symbol "SSI." ChaseMellon Shareholder Services LLC is the Company's registrar and transfer agent for the Common Stock and Partnership Units.

COMMON STOCK

     All shares of Common Stock offered hereby will, when issued, be duly authorized, fully paid and nonassessable. Subject to the preferential rights of any other shares, series or class of shares of capital stock that may from time to time come into existence, and to the provisions of the Company's Articles of Incorporation regarding owning shares in excess of the Ownership Limitation, holders of Common Stock will be entitled to receive dividends on such Common Stock if, as and when authorized and declared by the Board of Directors of the Company out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company intends to continue its practice of paying regular quarterly dividends to the holders of its Common Stock.

     Holders of the Company's Common Stock can elect to participate in the Company's Dividend Reinvestment and Stock Purchase Plan (the "Plan") and have all or part of their dividends reinvested in additional shares of Common Stock. Participants in the Plan can also purchase additional shares of Common Stock with cash (subject to certain limitations). The terms of the Plan are described in a separate prospectus which may be obtained by calling the Plan administrator, Mellon Bank, N.A., at (888) 261-6776.

     Subject to the provisions of the Articles of Incorporation regarding owning shares in excess of the Ownership Limitation, each outstanding share of Common Stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as otherwise required by law or except as provided with respect to any other class or series of shares of stock, the holders of such shares of Common Stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of Common Stock can elect all of the directors then standing for election and the holders of the remaining shares, if any, will not be able to elect any directors.

     Holders of Common Stock have no conversion, sinking fund, redemption rights or any preemptive rights to subscribe for any securities of the Company, nor do they have any preference, appraisal or exchange rights.

PREFERRED STOCK

     Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation, the Board of Directors is authorized to issue, from the 10,000,000 authorized but unissued shares of capital stock of the Company, Preferred Stock in such classes or series as the Board of Directors may determine and to establish from time to time the number of shares of Preferred Stock to be included in any such class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of the shares of any such class or series, and such other subjects or matters as may be fixed by resolution of the Board of Directors. As of the date of this Prospectus, 250,000 shares of Preferred Stock are outstanding. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company or other transaction in which holders of shares of Common Stock might receive a premium for such shares over the market price.

  7.9% Class A Cumulative Convertible Preferred Stock

     In connection with the Kahler Acquisition the Company issued 250,000 shares of its newly designated 7.9% Class A Cumulative Convertible Preferred Stock (the "Class A Shares"). The holders of the Class A Shares are entitled to one vote for each share of Common Stock into which such holder's Class A Shares could then be converted, and with respect to such vote, such holder has full voting rights and powers equal to the voting rights and powers of the holders of Common Stock. The holders of Class A Shares are entitled to vote, together with holders of Common Stock as a single class. Subject to preferences that may be applicable to any future class of Preferred Stock, the holders of Class A Shares are entitled to receive, ratably, a dividend equal to the greater of (i) 7.9% per share per annum or (ii) the percentage dividend that would be paid on the Common Stock into which the Preferred Stock is convertible. In the event of a liquidation, dissolution or winding up of the Company, subject to the rights of future classes of Preferred Stock, the holders of Class A Shares are entitled to receive, prior and in preference to the holders of Common Stock, an amount per share equal to $100.00 for each outstanding Class A Share, plus accrued and unpaid dividends. The Class A Shares have no preemptive rights.

     Each Class A Share is convertible at the option of the holder at any time into a number of shares of Common Stock that is equal to the quotient obtained by dividing $100 by $14.7093, subject to adjustment for stock splits, stock dividends, recapitalizations and the like. On or at any time after the fifth anniversary of issuance of the Class A Shares, the Company may, at its option, redeem the Class A Shares in whole or in part by paying an amount equal to the redemption percentage of $100.00 per share then in effect (as adjusted for any stock dividends, combinations or splits), plus all accrued but unpaid dividends on such shares. The redemption percentage declines one percent per year, from 105% to par commencing in 2002. There are no sinking fund provisions applicable to the Class A Shares. All outstanding Class A Shares will, upon issuance, be fully paid and non-assessable.

  Terms of Future Classes of Preferred Stock

     Preferred Stock, upon issuance against full payment of the purchase price therefor, will be fully paid and nonassessable. The specific terms of any future class or series of Preferred Stock to be offered hereby will be described in the Prospectus Supplement relating to that class or series, including a Prospectus Supplement providing that Preferred Stock may be issuable upon the exercise of Warrants issued by the Company. In addition, the terms of any class or series of Preferred Stock which may be issued will be set forth in Articles Supplementary to the Company's Articles of Incorporation which will be filed with the Maryland Department of Assessments and Taxation and as an exhibit to (or incorporated by reference in) the Registration Statement of which this Prospectus is a part. The description of Preferred Stock set forth below and the description of the terms of a particular class or series of Preferred Stock set forth in a Prospectus Supplement do not purport to be complete and are qualified in their entirety by reference to the articles supplementary relating to that class or series.

     The preferences and other terms of the Preferred Stock of each class or series will be fixed by the Articles Supplementary relating to such class or series. A Prospectus Supplement, relating to each class or series, will specify the terms of the Preferred Stock as follows:

      (1) The title and stated value of such Preferred Stock;

      (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

      (3) The dividend rate(s), period(s), and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

      (4) Whether dividends payable on such Preferred Stock is cumulative or not and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

      (5) The provision for a sinking fund, if any, for such Preferred Stock;

      (6) The provision for redemption, if applicable, of such Preferred Stock;

      (7) Any listing of such Preferred Stock on any securities exchange;

      (8) The terms and conditions, if applicable, upon which such Preferred Stock will be converted into Common Stock of the Company, including the conversion price (or manner of calculation thereof);

      (9) A discussion of any material United States federal income tax considerations applicable to such Preferred Stock (in addition to those discussed herein);

     (10) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT;

     (11) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (12) Any limitations on issuance of any class or series of preferred stock ranking senior to or on parity with such class or series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

     (13) Any voting rights of such Preferred Stock; and

     (14) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

  Registrar and Transfer Agent

     The registrar and transfer agent for any class or series of the Preferred Stock offered hereby will be set forth in the applicable Prospectus Supplement.

CLASSIFICATION OR RECLASSIFICATION OF COMMON STOCK OR PREFERRED STOCK

     Subject to limitations prescribed by Maryland law and the Company's Articles of Incorporation, the Board of Directors is authorized to classify and reclassify any unissued portion of the authorized shares of capital stock to provide for the issuance of shares in other classes or series, including other classes or series of Common Stock or Preferred Stock, to establish the number of shares in each class or series and to fix the designation and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption of such class or series.The rights, preferences, privileges and restrictions of such class or series will be fixed by Articles Supplementary to the Company's Articles of Incorporation relating to such class or series. A Prospectus Supplement will specify the terms of any such class or series offered hereby.

RESTRICTIONS ON OWNERSHIP OF COMMON STOCK OR PREFERRED STOCK

     The following is a description of the restrictions on ownership of the Common Stock and Preferred Stock. There may be additional provisions that further restrict ownership and transfer, which will be described in any applicable Prospectus Supplement. Such description is, and will be, qualified in its entirety by any supplements to the Articles of Incorporation or Bylaws filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part.

     For the Company to qualify as a REIT under the Code, it must meet certain requirements concerning the ownership of its outstanding shares of capital stock. Specifically, not more than 50% in value of the Company's outstanding shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and the Company must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. See "United States Federal Income Tax Considerations -- Requirements for Qualification." In addition, the Company must meet certain requirements regarding the nature of its gross income in order to qualify as a REIT. One such requirement is that at least 75% of the Company's gross income for each year must consist of rents from real property and income from certain other real property investments. The rents received by the Partnership from the Lessee would not qualify as rents from real property, which would result in loss of REIT status for the Company, if the Company were at any time to own, directly or constructively, 10% or more of the ownership interests in the Lessee within the meaning of Section 856(d)(2)(B) of the Code. See "United States Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests."

     Because the Board of Directors believes it is essential for the Company to qualify as a REIT, the Articles of Incorporation, subject to certain exceptions described below, provides that no person may own, or be deemed to own by virtue of the constructive ownership provisions of the Code, more than 9.8% of the lesser in value of the total number or value of the outstanding shares of Common Stock or the outstanding shares of Preferred Stock (the "Ownership Limitation"). The constructive ownership rules of the Code are complex and may cause shares owned actually or constructively by two or more related individuals and/or entities to be constructively owned by one individual or entity. As a result, the acquisition of less than 9.8% of the outstanding shares of Common Stock or 9.8% of the shares of Preferred Stock (or the acquisition of an interest in an entity which owns the shares) by an individual or entity could cause that individual or entity (or another individual or entity) to own constructively in excess of 9.8% of the outstanding shares of Common Stock or 9.8% of the outstanding shares of Preferred Stock, and thus subject such shares to the Ownership Limitation provisions of the Articles of Incorporation. The Ownership Limitation also prohibits any transfer of Common Stock or Preferred Stock that would (i) result in the Common Stock and Preferred Stock being owned by fewer than 100 persons (determined without reference to any rules of attribution),
(ii) result in the Company being "closely held" within the meaning of Section 856(h) of the Code, or (iii) cause the Company to own, directly or constructively, 10% or more of the ownership interests in a tenant of the Company's real property, within the meaning of Section 856(d)(2)(B) of the Code. Except as otherwise provided below, any such acquisition or transfer of the Company's capital stock (including any constructive acquisition or transfer of ownership) shall be null and void, and the intended transferee or owner will acquire no rights to, or economic interests in, the shares.

     Subject to certain exceptions described below, any purported transfer of Common Stock or Preferred Stock that would (i) result in any person owning, directly or indirectly, Common Stock or Preferred Stock in excess of the Ownership Limitation, (ii) result in the Common Stock and Preferred Stock being owned by fewer than 100 persons (determined without reference to any rules of attribution), (iii) result in the Company being "closely held" within the meaning of Section 856(h) the Code, or (iv) cause the Company to own, directly or constructively, 10.0% or more of the ownership interests in a tenant of the Company's or the Partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code, will be designated as "Shares-in-Trust" and transferred automatically to a trust (the "Share Trust") effective on the day before the purported transfer of such Common Stock or Preferred Stock. The record holder of the Common Stock or Preferred Stock that are designated as Shares-in-Trust (the "Prohibited Owner") will be required to submit such number of shares of Common Stock or Preferred Stock to the Share Trust for designation in the name of a trustee to be designated by the Company (the "Share Trustee"). The beneficiary of the Share Trust (the "Beneficiary") will be one or more charitable organizations that are named by the Company.

     Shares-in-Trust will remain issued and outstanding Common Stock or Preferred Stock and will be entitled to the same rights and privileges as all other shares of the same class or series. The Share Trust will receive all dividends and distributions on the Shares-in-Trust and will hold such dividends or distributions in trust for the benefit of the Beneficiary. The Share Trustee will vote all Shares-in-Trust. The Share Trustee will designate a permitted transferee of the Shares-in-Trust, provided that the permitted transferee (i) purchases such Shares-in-Trust for valuable consideration and (ii) acquires such Shares-in-Trust without such acquisition resulting in a transfer to another Share Trust.

     The Prohibited Owner with respect to Shares-in-Trust will be required to repay to the Share Trust the amount of any dividends or distributions received by the Prohibited Owner (i) that are attributable to any Shares-in-Trust and
(ii) for which the record date was on or after the date that such shares became Shares-in-Trust. The Prohibited Owner generally will receive from the Share Trustee the lesser of (i) the price per share such Prohibited Owner paid for the Common Stock or Preferred Stock that were designated as Shares-in-Trust (or, in the case of a gift or devise, the market price (based on a five day trading average) per share on the date of such transfer) and (ii) the price per share received by the Share Trustee from the sale or other disposition of such Shares-in-Trust. Any amounts received by the Share Trustee in excess of the amounts to be paid to the Prohibited Owner will be distributed to the Beneficiary.

     The Shares-in-Trust will be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that created such Shares-in-Trust (or, in the case of a gift or devise, the market price per share on the date of such transfer) or (ii) the market price per share on the date that the Company, or its designee, accepts such offer. The Company will have the right to accept such offer for a period of ninety days after the later of (i) the date of the purported transfer which resulted in such Shares-in-Trust and (ii) the date the Company determines in good faith that a transfer resulting in such Shares-in-Trust occurred.

     Any person who acquires or attempts to acquire Common Stock or Preferred Stock in violation of the foregoing restrictions, or any person who owned shares of Common Stock or Preferred Stock that were transferred to a Share Trust, will be required (i) to give immediately written notice to the Company of such event and (ii) to provide to the Company such other information as the Company may request in order to determine the effect, if any, of such transfer on the Company's status as a REIT.

     All persons who own, directly or indirectly, more than 5% (or such lower percentages as required pursuant to regulations under the Code) of the outstanding shares of Common Stock and Preferred Stock must within 30 days after January 1 of each year, provide to the Company a written statement or affidavit stating the name and address of such direct or indirect owner, the number of shares of Common Stock and Preferred Stock owned directly or indirectly, and a description of how such shares are held. In addition, each direct or indirect shareholder shall provide to the Company such additional information as the Company may request in order to determine the effect, if any, of such ownership on the Company's status as a REIT and to ensure compliance with the Ownership Limitation.

     The Ownership Limitation generally will not apply to the acquisition of shares of Common Stock or Preferred Stock by an underwriter that participates in a public offering of such shares. In addition, the Board of Directors, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel and upon such other conditions as the Board of Directors may direct, may exempt a person from the Ownership Limitation under certain circumstances. The foregoing restrictions will continue to apply until the Board of Directors, with the approval of the holders of at least two-thirds of the outstanding shares of all votes entitled to vote on such matter at a regular or special meeting of the shareholders of the Company, determines to terminate its status as a REIT.

     The Ownership Limitation will not be automatically removed even if the REIT provisions of the Code are changed so as to remove any ownership concentration limitation. Any change of the Ownership Limitation would require an amendment to the Articles of Incorporation. Such amendment requires the affirmative vote of holders holding at least two-thirds of the outstanding shares entitled to vote on the matter. In addition to preserving the Company's status as a REIT, the Ownership Limitation may have the effect of delaying, deferring, discouraging or preventing a transaction or a change in control of the Company without the approval of the Board of Directors.

     Any certificates representing shares of Common Stock or Preferred Stock will bear a legend referring to the restrictions described above.

                            DESCRIPTION OF WARRANTS

     The Company currently has warrants outstanding to purchase Partnership Units. The Company may issue Warrants for the purchase of its Preferred Stock or Common Stock. Warrants may be issued independently or together with any other Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. Each series of Warrants will be issued under a separate warrant agreement (each, a "Warrant Agreement") to be entered into between the Company and a warrant agent specified in the applicable Prospectus Supplement (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any provisions of the Warrants offered hereby. Further terms of the Warrants and the applicable Warrant Agreements will be set forth in the applicable Prospectus Supplement.

     The applicable Prospectus Supplement will describe the terms of the Warrants in respect of which this Prospectus is being delivered, including, where applicable, the following:

      (1) The title of such Warrants;

      (2) The aggregate number of such Warrants;

      (3) The price or prices at which such Warrants will be issued;

      (4) The designation, terms and number of shares of Preferred Stock or Common Stock purchasable upon exercise of such Warrants;

      (5) The designation and terms of the Common Stock or Preferred Stock, if any, with which such Warrants are issued and the number of such Warrants issued with the Common Stock or Preferred Stock;

      (6) The date, if any, on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable;

      (7) The price at which each share of Preferred Stock or Common Stock issuable upon exercise of such Warrants may be purchased;

      (8) The date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

      (9) The minimum or maximum amount of such Warrants which may be exercised at any one time;

     (10) Information with respect to book-entry procedures, if any;

     (11) A discussion of certain Federal income tax considerations specifically related to such Warrants; and

     (12) Any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants.

                     CERTAIN PROVISIONS OF MARYLAND LAW AND
             OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The following summary of certain provisions of Maryland law and of the Articles of Incorporation and Bylaws of the Company does not purport to be complete and is qualified in its entirety by reference to Maryland law and the Articles of Incorporation and Bylaws of the Company (and any amendments and supplements thereto) which are filed as exhibits to, or incorporated by reference in, the Registration Statement of which this Prospectus is a part.

ANTI-TAKEOVER EFFECT OF CERTAIN PROVISIONS OF MARYLAND LAW AND OF THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The provisions in the Articles of Incorporation regarding the Ownership Limitation and the classification of the Board of Directors, the business combination provisions of the Maryland General Corporation Law ("MGCL"), the control shares acquisition provisions of the MGCL, and the advance notice provisions of the Bylaws could have the effect of delaying, deferring, discouraging or preventing a transaction or a change in control of the Company in which holders of some, or a majority, of the capital stock of the Company might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest. Certain significant provisions which might have this effect are described below.

CLASSIFICATION OF THE BOARD OF DIRECTORS

     The Bylaws provide that the number of directors of the Company may be established by the Board of Directors but may not be fewer than three nor more than nine. The directors may increase the number of directors by a vote of a least 80% of the members of the Board of Directors, provided that the number of directors shall never be less than the number required by Maryland law and that the tenure of office of a director shall not be affected by any decrease in the number of directors. Any vacancy will be filled, including a vacancy created by an increase in the number of directors, at any regular meeting or at any special meeting called for that purpose, by a majority of the remaining directors, except that a vacancy resulting from an increase in the number of directors must be filled by a majority of the entire Board of Directors.

     Pursuant to the Articles of Incorporation the Board of Directors will be divided into three classes of directors. As the term of each class expires, directors in that class will be elected by the shareholders of the Company for a term of three years and until their successors are duly elected and qualify. Classification of the Board of Directors is intended to assure the continuity and stability of the Company's business strategies and policies as determined by the Board of Directors. Shareholders will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the shares of Common Stock present in person or by proxy at such meeting will be able to elect all of the successors of the class of directors whose terms expire at that meeting.

     The classified board provision could have the effect of making the replacement of incumbent directors more time consuming and difficult, which could delay, defer, discourage or prevent an attempt by a third party to obtain control of the Company or other transaction, even though such an attempt or other transaction might be beneficial to the Company and its shareholders. At least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors. Thus, the classified board provision could increase the likelihood that incumbent directors will retain their positions.

REMOVAL OF DIRECTORS

     The Articles of Incorporation provide that a director may be removed with or without cause by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision when coupled with the provision in the Bylaws authorizing the Board of Directors to fill vacant directorships, could preclude shareholders from removing incumbent directors except upon the existence of a substantial affirmative vote and by filling the vacancies created by such removal with their own nominees upon the affirmative vote of a majority of the votes entitled to be cast in the election of directors.

LIMITATION OF LIABILITY AND INDEMNIFICATION

     The Articles of Incorporation and Bylaws limit the liability of the Company's directors and officers for money damages to the Company and its shareholders to the fullest extent permitted from time to time by Maryland law. Maryland law presently permits the liability of directors and officers to a corporation or its shareholders for monetary damages to be limited, except (i) to the extent that it is proved that the director or officer actually received an improper benefit or profit, or (ii) to the extent that a judgment or other final adjudication is entered in a proceeding based on a finding that the director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action, as adjudicated in the proceeding. This provision does not limit the ability of the Company or its shareholders to obtain other relief, such as an injunction or rescission.

     The Articles of Incorporation and Bylaws require the Company to indemnify its directors and officers to the fullest extent permitted from time to time by Maryland law. The Company's Articles of Incorporation and Bylaws also permit the Company to indemnify employees, agents and other persons acting on behalf of or at the request of the Company. The MGCL generally permits a corporation to indemnify its directors, officers and certain other parties against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service to or at the request of the Company. Indemnification under the provisions of the MGCL is not deemed exclusive to any other rights, by indemnification or otherwise, to which an officer or director may be entitled under the Articles of Incorporation or Bylaws, or under resolutions of shareholders or directors, contract or otherwise. It is the position of the Commission that indemnification of directors and officers for liabilities arising under the Securities Act is against public policy and is unenforceable pursuant to Section 14 of the Securities Act.

BUSINESS COMBINATIONS

     Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns ten percent or more of the voting power of such corporation's shares or an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then-outstanding voting shares of such corporation (an "Interested Shareholder") or an affiliate thereof are prohibited for five years after the most recent date on which the Interested Shareholder became an Interested Shareholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least
(a) 80% of the votes entitled to be cast by holders of outstanding voting shares of such corporation and (b) two-thirds of the votes entitled to be cast by holders of voting shares of such corporation other than shares held by the Interested Shareholder with whom (or with whose affiliate) the business combination is to be effected, unless, among other things, such corporation's shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Shareholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of a corporation prior to the time that the Interested Shareholder becomes an Interested Shareholder. The Board of Directors has exempted from these provisions of the MGCL any business combination with certain officers and directors of the Company, and all present or future affiliates or associates of, or any other person acting in concert or as a group with, any of the foregoing persons and any other business combination which may arise in connection with the Company formation transactions generally.

CONTROL SHARE ACQUISITIONS

     The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquiror, by officers or by directors who are employees of a corporation. "Control Shares" are voting shares which, if aggregated with all other such shares previously acquired by the acquiror, or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-fifth or more but less than one-third (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control Shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of a corporation to call a special meeting of shareholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any shareholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, a corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a shareholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other shareholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange, if the corporation is a party to the transaction, or to acquisitions approved or exempted by the articles of incorporation or bylaws of a corporation.

     The Bylaws of the Company contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of the Company's Common Stock or Preferred Stock. There can be no assurance that such provision will not be amended or eliminated in the future.

AMENDMENTS TO THE COMPANY'S ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation may only be amended by the affirmative vote of the holders of not less than a majority of the votes entitled to be cast on the matter, except that any proposal (i) to permit cumulative voting in the election of directors, (ii) to alter provisions of the Articles of Incorporation requiring a majority of the directors to be independent directors or provisions of the Articles of Incorporation relative to the classification of the Company's Board of Directors into three classes, removal of directors, preemptive rights, indemnification of corporate agents and limitation of liability of officers and directors, or (iii) that would terminate the Company's status as a REIT for tax purposes, may not be amended, altered, changed or repealed without the affirmative vote of at least two-thirds of all of the votes entitled to be cast on the matter. Subject to the right of the Company's shareholders to adopt, alter or repeal the Bylaws, the Bylaws may be amended by the Board of Directors, except for provisions of the Bylaws relating to the sale of certain hotels and transactions involving the Company in which an advisor, director or officer has an interest, which may be altered or repealed only upon the vote of shareholders holding at least two-thirds of the outstanding shares of stock entitled to vote generally in the election of directors.

DISSOLUTION OF THE COMPANY

     Pursuant to the Articles of Incorporation, the dissolution of the Company must be approved and advised by the Board of Directors and approved by the affirmative vote of the holders of a majority of all of the votes entitled to be cast on the matter.

OPERATIONS

     The Company is generally prohibited from engaging in certain activities, including incurring consolidated indebtedness, in the aggregate, in excess of 50% of the Company's investment in hotels at cost, and acquiring or holding property or engaging in any activity that would cause the Company to fail to qualify as a REIT.

                UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of material federal income tax considerations that may be relevant to a prospective holder of the Common Stock or Preferred Stock. The discussion contained herein does not address all aspects of taxation that may be relevant to particular holders of the Common Stock or Preferred Stock in light of their personal investment or tax circumstances, or to certain types of holders (including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) subject to special treatment under the federal income tax laws.

     This discussion as to tax consequences is based on current provisions of the Code, existing, temporary, and currently proposed Treasury Regulations promulgated under the Code, the legislative history of the Code, existing administrative rulings and practices of the Internal Revenue Service (the "IRS" or the "Service"), and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus with respect to the transactions entered into or contemplated prior to the effective date of such changes.

     EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT HIS OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OF THE PURCHASE, OWNERSHIP, AND SALE OF THE COMMON STOCK OR PREFERRED STOCK AND OF THE COMPANY'S ELECTION TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE, AND ELECTION, AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY

     The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, effective for its taxable year ended on December 31, 1995. In connection with each offering made pursuant to this Prospectus, the Company will receive an opinion of its counsel, Brobeck, Phleger & Harrison LLP, that, commencing with the inception of the Company's taxable year ended December 31, 1995, the Company has been organized and operated in conformity with the requirements for qualification as a REIT under the Code, and that its organization and contemplated method of operation as of the date of such opinion will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for 1997 and subsequent taxable years. Investors should be aware, however, that Brobeck, Phleger & Harrison LLP's opinion is not binding upon the Service or any court. It must be emphasized that Brobeck, Phleger & Harrison LLP's opinion will be based on various assumptions and will be conditioned upon the accuracy of various representations and assumptions as to factual matters, including representations regarding the nature of the Company's properties and income during 1995 and subsequently and the future conduct of its business. Moreover, qualification and taxation as a REIT depends upon the Company's ability to meet on a continuing basis, the various qualification tests imposed under the Code discussed below. Counsel will not review the Company's compliance with those tests on a continuing basis. Accordingly, no assurance can be given that the actual results of the Company's operation will satisfy all of the requirements for qualification as a REIT.

     The sections of the Code relating to qualification and operation as a REIT are highly technical and complex. The following discussion sets forth the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders. The discussion is qualified in its entirety by the applicable Code provisions, Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retrospectively.

     Assuming the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income tax on its net income that is distributed currently to its shareholders. That treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that generally results from investment in a corporation. However, the Company will be subject to federal income tax in the following circumstances. First, the Company will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Furthermore, under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference.

Third, if the Company has (i) net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or (ii) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business), such income will be subject to a 100% tax. Fifth, if the Company should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), and has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails the 75% or 95% gross income test. Sixth, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the Company acquires any asset from a C corporation (i.e., a corporation generally subject to full corporate-level tax) in a transaction in which the basis of the asset in the Company's hands is determined by reference to the basis of the asset (or any other asset) in the hands of the C corporation and the Company recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the Company, then the Company would be taxable to the extent of such asset's "built-in-gain." Such taxation of the Company on "built-in gains" will be applicable to gain on the disposition of assets received by the Company upon the liquidation of Kahler and its subsidiaries.

REQUIREMENTS FOR QUALIFICATION

  Earnings and Profits

     In order to maintain its REIT status, the Company was required to distribute any earnings and profits that it acquired as a result of the Kahler Acquisition on or before December 31, 1997. In connection with the Kahler Acquisition, the Company has received a certification from the auditors for Kahler that, subject to certain assumptions set forth therein, the pre-acquisition earnings and profits of Kahler were $28.5 million (not considering the cash distribution described immediately below), and the Company's auditors have reviewed and approved this certification and the workpapers of Kahler's auditors. The opinion of Brobeck, Phleger & Harrison LLP assumes this certification is correct, a factual question upon which counsel has expressed no opinion. However, the certification is not binding on the IRS, and there can be no assurance that it will not be successfully challenged.

     Immediately prior to the Kahler Acquisition, Kahler made a $28.75 million distribution to its shareholders. The Company has received a private letter ruling from the IRS confirming that Kahler's pre-acquisition distribution will be treated as a "dividend" for tax purposes, and thus reduced Kahler's pre-acquisition earnings and profits by the amount of the distribution.

     Based on the IRS's ruling and the certifications from Kahler's and the Company's auditors, the Company anticipates that it had no non-REIT earnings and profits as of the end of its 1997 taxable year. In the event, however, that the Company has such non-REIT earnings and profits, it would be disqualified as a REIT in 1997 and thereafter.

  Other Requirements

     The Code defines a REIT as a corporation, trust or association (i) that is managed by one or more trustees or directors; (ii) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (iii) that would be taxable as a domestic corporation, but for Sections 856 through 860 of the Code; (iv) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(v) the beneficial ownership of which is held by 100 or more persons; (vi) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of each taxable year (the "5/50 Rule");
(vii) that makes an election to be a REIT (or has made such election for a previous taxable year) and satisfies all relevant filing and other administrative requirements established by the Service that must be met in order to elect and to maintain REIT status; (viii) that uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the Code and Treasury Regulations promulgated thereunder; and (ix) that meets certain other tests, described below, regarding the nature of its income and assets. The Company's Articles of Incorporation provide for restrictions regarding transfer of the Company's stock that are intended to assist the Company in continuing to satisfy the share ownership requirements described in (v) and (vi) above. See "Description of Common Stock and Preferred Stock -- Restrictions on Ownership of Common Stock or Preferred Stock."

     In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the gross income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT as in the partnership for purposes of Section 856 of the Code, including satisfying the gross income and asset tests, described below. Thus, assuming the Partnership is classified as a partnership rather than as a corporation for tax purposes, the Company's proportionate share of the assets, liabilities and items of income of the Partnership will be treated as assets and gross income of the Company for purposes of applying the requirements described herein.

  Income Tests

     In order for the Company to maintain its qualification as a REIT, the Company must annually satisfy certain requirements relating to the nature of its gross income. First, at least 75% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must consist of defined types of income derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or temporary investment income. Second, at least 95% of the Company's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property or temporary investments, and from dividends, other types of interest, and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, in taxable years through 1997, not more that 30% of the Company's gross income (including gross income from prohibited transactions) for each taxable year could be gain from the sale or other disposition of (i) stock or securities held for less than one year, (ii) dealer property that is not foreclosure property, and (iii) certain real property held for less than four years (apart from involuntary conversions and sales of foreclosure property). The 30% test does not apply in taxable years after 1997. The specific application of these tests to the Company is discussed below.

     Rents received by the Company will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "Related Party Tenant"). Third, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, for rents received to qualify as "rents from real property," the Company generally must not operate or manage the property or furnish or render services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent the services provided by the Company are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant."

     Pursuant to percentage leases (the "Percentage Leases"), Sunstone Hotel Properties, Inc., a Colorado corporation (the "Lessee") has leased from the Partnership the land, buildings, improvements, furnishings and equipment comprising the hotels for a 10-year period. The Percentage Leases provide that the Lessee is obligated to pay to the Partnership (i) the greater of base rent ("Base Rent") or percentage rent ("Percentage

Rent," and with Base Rent, collectively, the "Rents") and (ii) certain other additional charges (the "Additional Charges"). The Percentage Rent is calculated by multiplying fixed percentages by the room revenues for each of the hotels in excess of certain levels. Both the Base Rent and the threshold room revenue amount in each Percentage Rent formula will be adjusted for inflation. The adjustment will be calculated at the beginning of each calendar year based on the change in the CPI during the prior calendar year. The Base Rent accrues and is required to be paid monthly and the Percentage Rent (if any) accrues and is required to be paid quarterly. In order for the Base Rent, the Percentage Rent and the Additional Charges to constitute "rents from real property," the Percentage Leases must be respected as true leases for federal income tax purposes and not treated as service contracts, joint ventures or some other type of arrangement.

     Brobeck, Phleger & Harrison LLP is of the opinion that the Percentage Leases will be treated as true leases for federal income tax purposes. Such opinion is based, in part, on the following facts and representations of the Company described below: (i) the Partnership and the Lessee intend for their relationship to be that of a lessor and lessee and such relationship will be documented by lease agreements, (ii) the Lessee will have the right to exclusive possession and use and quiet enjoyment of the hotels during the term of the Percentage Leases, (iii) the Lessee will bear the cost of, and be responsible for, day-to-day maintenance and repair of the hotels, other than the cost of certain capital expenditures and will dictate how the hotels are operated, maintained and improved, (iv) the Lessee will bear all of the costs and expenses of operating the hotels (including the cost of any inventory used in their operation) during the term of the Percentage Leases (other than real and personal property taxes, insurance (other than workers' compensation insurance) and the cost of repairing, replacing or refurbishing furniture, fixtures and equipment, to the extent such costs do not exceed the amounts to be made available to the Lessee for such costs by the Partnership under each Percentage Lease), (v) the Lessee will benefit from any savings in the costs of operating the hotels during the term of the Percentage Leases, (vi) in the event of damage or destruction to a hotel, the Lessee will be at economic risk because it will be obligated either (A) to restore the property to its prior condition, in which event it will bear all costs of such restoration in excess of any insurance proceeds or (B) to purchase the hotel for an amount generally equal to the fair market value of the Property, less any insurance proceeds, (vii) the Lessee will indemnify the Partnership against all liabilities imposed on the Partnership during the term of the Percentage Leases by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the Lessee's use, management, maintenance or repair of the hotels, and (viii) the Lessee will be obligated to pay substantial fixed rent for the period of use of the hotels and (ix) the Lessee stands to incur substantial losses (or reap substantial gains) depending on how successfully it operates the hotels.

     Investors should be aware that there are no controlling Treasury Regulations, published rulings, or judicial decisions involving leases with terms substantially the same as the Percentage Leases that discuss whether such leases constitute true leases for federal income tax purposes. Counsel's opinion regarding the Percentage Leases is not binding on the Service or the courts. Thus, counsel can provide no assurance that the Service will not assert successfully a contrary position. If the Percentage Leases are recharacterized as service contracts or partnership agreements, rather than true leases, part or all of the payments that the Partnership receives from the Lessee would not be considered rent or would not otherwise satisfy the various requirements for qualification as "rents from real property." In that case, the Company would not be able to satisfy either the 75% or 95% gross income tests and, as a result, would lose its REIT status.

     As stated above, in order for the Rents to constitute "rents from real property," the Rents attributable to personal property leased in connection with the lease of the real properties comprising a hotel must not be greater than 15% of the Rents received under the Percentage Lease. The portion of the Rents attributable to the personal property in a hotel is the amount that bears the same ratio to total Rent for the taxable year as the average of the adjusted bases of the personal property in the hotel at the beginning and at the end of the taxable year bears to the average of the aggregate adjusted bases of both the real and personal property comprising the hotel at the beginning and at the end of such taxable year (the "Adjusted Basis Ratio"). The Company has determined and represented to counsel (and counsel's opinion assumes) that the amount of any Rent attributable to personal property and not qualifying as "rents from real property" has not and will not be of a significant magnitude (together with other disqualified income) to cause the Company to fail the 95% gross income test or 75% gross income test as described above. In addition, Ernst & Young LLP has provided an analysis confirming this representation for operations through 1997 (taking into account the hotels acquired in the Kahler Acquisition). There can be no firm assurance, however, that the amount of the Company's gross income not qualifying as "rents from real property" under the 15% adjusted basis ratio test described above will not be of a sufficient magnitude to cause the Company to fail to satisfy the 95% or 75% gross income test and thus lose its REIT status.

     Another requirement for qualification of the Rents as "rents from real property" is that the Percentage Rent must not be based in whole or in part on the income or profits of any person. The Percentage Rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages (i) are fixed at the time the Percentage Leases are entered into, (ii) are not renegotiated during the term of the Percentage Leases in a manner that has the effect of basing Percentage Rent on income or profits, and
(iii) conform with normal business practice. More generally, the Percentage Rent will not qualify as "rents from real property" if, considering the Percentage Leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the Percentage Rent on income or profits. Counsel's opinion assumes, based on representations of the Company, that (i) the Percentage Rent will be based at all times on revenues from the hotels that are established in the Percentage Leases, (ii) the Percentage Rent has not and will not be renegotiated during the terms of the Percentage Leases in a manner that has the effect of basing the Percentage Rent on income or profits and (ii) the Percentage Leases and the Percentage Rent conform with normal business practice. Furthermore, the Company has represented that, with respect to other hotels that it acquires in the future, it will not charge rent for any property that is based in whole or in part on the income or profits of any person (except by reason of being based on a fixed percentage of gross revenues, as described above). In the event that any of the foregoing representations of the Company is or has been inaccurate, the Company could fail or cease to qualify as a REIT.

     A third requirement for qualification of the Rents as "rents from real property" is that the Company must not own, directly or constructively, 10% or more of the Lessee. The constructive ownership rules generally provide that, if 10% or more in value of the shares of the Company are owned, directly or indirectly, by or for any person, the Company is considered as owning the shares of the Lessee owned, directly or indirectly, by or for such person. The Company has represented that it has not and will not at any time directly or indirectly own any stock of the Lessee. However, because Mr. Alter and Mr. Biederman each owns more than 10% of the stock of the Lessee, the Company would be deemed to own more than 10% of the stock of the Lessee if either Mr. Alter or Mr. Biederman at any time owns, directly, indirectly or constructively, 10% or more in value of the shares of the Company's stock. The Partnership Agreement provides that a redeeming partner will receive cash, rather than shares of Common Stock, at the election of the Company or if the acquisition of shares of Common Stock by such partner would result in such partner or any other person owning, directly or constructively, more than 9.8% of the Company for purposes of the related party tenant rule. Thus, neither Mr. Alter nor Mr. Biederman will ever be entitled to acquire a 10% interest in the Company, and the Company should never own, directly or constructively, 10% of more of the Lessee. Furthermore, the Company has represented that, with respect to other hotels that it acquires in the future, it will not rent any property to a related party tenant.

     A fourth requirement for qualification of the Rents as "rents from real property" is that the Company cannot furnish or render noncustomary services to the Lessee (or tenants of the hotels), or manage or operate the hotels or any leased properties, other than through an independent contractor who is adequately compensated and from whom the Company itself does not derive or receive any income. Provided that the Percentage Leases are respected as true leases, the Company should satisfy that requirement because neither the Company nor the Partnership will be performing any services other than customary ones for the Lessee. The Company has also represented that, with respect to other hotels that it acquires in the future, it will not perform noncustomary services with respect to the tenant of the property and will not be managing or operating such hotels. As described above, if the Percentage Leases are recharacterized as service contracts or partnership agreements, the Rents likely would be disqualified as "rents from real property" because the Company would be considered to furnish or render nonqualifying services to the occupants of the hotels and to manage or operate the hotels other than through an independent contractor who is adequately compensated and from whom the Company derives or receives no income.

     If the Rents from a hotel do not qualify as "rents from real property" because the rents attributable to personal property exceed 15% of the total Rents for a taxable year, the portion of the Rents from that hotel that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income tests. The Company would lose its REIT status in this event only if the Rents attributable to personal property in all of its hotels (plus any other nonqualifying income) during a taxable year exceed 5% of the Company's gross income during the year. If, however, the Rents do not qualify as "rents from real property" because either (i) the Percentage Rent is considered based on income or profits of the Lessee, (ii) the Company owns, directly or constructively, 10% or more of the Lessee, or (iii) the Company furnishes noncustomary services to the Lessee or tenants of the hotels, or manages or operates the hotels other than through a qualifying independent contractor, none of the Rents would qualify as "rents from real property." In that case, the Company would lose its REIT status because it would be unable to satisfy either the 75% or 95% gross income tests.

     In addition to the Rents, the Lessee is required to pay to the Partnership the Additional Charges. To the extent that the Additional Charges represent either (i) reimbursements of amounts paid by the Partnership to third parties that the Lessee is obligated to bear or (ii) penalties for nonpayment or late payment of such amounts, the Additional Charges should qualify as "rents from real property." To the extent, however, that the Additional Charges represent interest that is accrued on the late payment of the Rents or the Additional Charges, the Additional Charges should not qualify as "rents from real property," but instead should be treated as interest that qualifies for the 95% gross income test.

     Any gross income derived from a prohibited transaction is taken into account in applying the 30% income test necessary to qualify as a REIT for taxable years through 1997. In addition, the net income from that transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held primarily for sale to customers in the ordinary course of a trade or business. The Company and the Partnership believe that no asset owned by the Company or the Partnership has or will be held for sale to customers in the ordinary course of business of the Company or the Partnership. Whether property is held "primarily for sale to customers in the ordinary course of a trade or business" will depend, however, on the facts and circumstances from time to time. The Company and the Partnership will attempt to comply with the terms of safeharbor provisions in the Code prescribing when asset sales will not be characterized as prohibited transactions. Complete assurance cannot be given, however, that the Company or the Partnership can comply with the safe-harbor provisions of the Code or avoid owning property that may be characterized as property held "primarily for sale to customers in the ordinary course of a trade or business."

     If the Lessee defaults on its obligations under a Percentage Lease for a hotel, the Company terminates the Lessee's leasehold interest, and the Company is unable to find a qualifying replacement lessee for such hotel within 90 days of such termination, gross income from hotel operations conducted by the Company from such hotel would cease to qualify for the 75% and 95% gross income tests. In such event, the Company likely would be unable to satisfy the 75% and 95% gross income tests and, thus, would fail to qualify as a REIT.

     If the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. Those relief provisions will be generally available if the Company's failure to meet such tests is due to reasonable cause and not due to willful neglect, the Company attaches a schedule of the sources of its income to its return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. As discussed above in "-- Taxation of the Company," even if those relief provisions apply, a 100% tax would be imposed with respect to the amount by which it fails the 75% or 95% gross income tests. No such relief is available for violations of the 30% income test, which was applicable for taxable years through 1997.

  Asset Tests

     The Company, at the close of each quarter of its taxable year, also must satisfy two tests relating to the nature of its assets. First, at least 75% of the value of the Company's total assets must be represented by cash or cash items (including certain receivables), government securities, "real estate assets," or, in cases where the Company raises new capital through share or long-term (at least five-year) debt offerings, temporary investments in stock or debt instruments during the one-year period following the Company's receipt of such capital. The term "real estate assets" includes interests in real property, interests in mortgages on real property to the extent the mortgage balance does not exceed the value of the associated real property, and shares of other REITs. For purposes of the 75% asset test, the term "interest in real property" includes an interest in land and improvements thereon, such as buildings or other inherently permanent structures (including items that are structural components of such buildings or structures), a leasehold in real property, and an option to acquire real property (or a leasehold in real property). Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by the Company may not exceed 5% of the value of the Company's total assets and the Company may not own more than 10% of any one issuer's outstanding voting securities (except for its ownership interest in the stock of a qualified REIT subsidiary).

     For purposes of the asset requirements, the Company will be deemed to own its proportionate share of the assets of the Partnership, rather than its partnership interest in the Partnership, assuming that the Partnership is treated as a partnership and not as a corporation for tax purposes. The Company has represented that, as of the end of each quarter since the commencement of its taxable year ended December 31, 1995, (i) at least 75% of the value of its total assets were represented by assets qualifying under the 75% asset test, and
(ii) it has not owned any securities that do not satisfy the 75% asset test. The Company has represented that it has not and will not acquire or dispose, or cause the Partnership to acquire or dispose, of assets in a way that would cause it to violate the asset tests for REIT status.

  Distribution Requirements

     The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gain dividends) to its shareholders in an amount at least equal to (i) the sum of (A) 95% of its "REIT taxable income" (computed without regard to the dividends paid deduction and its net capital gain) and (B) 95% of the net income (after tax), if any, from foreclosure property, minus (ii) the sum of certain items of noncash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its "REIT taxable income," as adjusted, it will be subject to tax thereon at regular ordinary and capital gains corporate tax rates. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain income for such year, and (iii) any undistributed taxable income from prior periods, the Company would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed. The Company has represented that, for its taxable years through 1997, the Company made distributions sufficient to satisfy the foregoing distribution requirements. The Company intends in the future to make timely distributions sufficient to satisfy all annual distribution requirements. However, there can be no assurance that the Company will at all times have sufficient available cash to satisfy such distribution requirements.

  Recordkeeping Requirement

     Pursuant to applicable Treasury Regulations, in order to qualify as a REIT, the Company must maintain certain records and request on an annual basis certain information from its shareholders designed to disclose the actual ownership of its outstanding shares. The Company has represented that it complied with these requirements on a timely basis for its 1995 and 1996 taxable years and intends to comply with such requirements for its 1997 taxable year and future taxable years. Counsel has not and will not monitor such compliance by the Company. For taxable years through 1997, the penalty for failure to obtain information as to actual ownership is disqualification as a REIT. For 1998 and thereafter, monetary penalties of up to $50,000 apply.

  Anti-Abuse Regulations

     The Treasury Regulations authorize the Service, in certain "abusive" transactions involving partnerships, to disregard the form of the transaction and recast it for federal tax purposes as the Service deems appropriate (the "Anti-Abuse Regulations"). The Anti-Abuse Regulations would apply where a partnership is formed or utilized in connection with a transaction (or series of related transactions) with a principal purpose of substantially reducing the present value of the partners' aggregate federal tax liability in a manner inconsistent with the intent of the partnership provisions of the Code. Counsel believes that the Anti-Abuse Regulations will not have any adverse impact on the Company's ability to qualify as a REIT. However, because the Anti-Abuse Regulations are extremely broad in scope and would be applied based on an analysis of all of the facts and circumstances, counsel can give no assurance that the Service will not successfully apply the Anti-Abuse Regulations to the Company.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to the shareholders in any year in which the Company fails to qualify will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income and, subject to certain limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which the Company ceased to qualify as a REIT. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

TAXATION OF TAXABLE SHAREHOLDERS

     As long as the Company qualifies as a REIT, distributions made to the Company's taxable shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by such shareholders as ordinary income and will not be eligible for the dividends received deduction generally available to corporations. Distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the shareholder has held his shares of Common Stock or Preferred Stock. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a shareholder to the extent that they do not exceed the adjusted basis of the shareholder's Common Stock or Preferred Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a shareholder's Common Stock or Preferred Stock, such distributions will be included in income as capital gain assuming the shares of Common Stock or Preferred Stock are capital assets in the hands of the shareholder. In addition, any distribution declared by the Company in October, November, or December of any year and payable to a shareholder of record on a specified date in any such month will be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the distribution is actually paid by the Company during January of the following calendar year.

     For a taxable year of the Company commencing in 1998 and thereafter, a Company shareholder at the close of the taxable year must include, in computing his or her long-term capital gains for his or her taxable year in which the last day of the Company's taxable year falls, the amount (if any) of undistributed net capital gains of the Company that the Company designates by written notice to the shareholder ("Designated Retained Capital Gains"). The shareholder will be deemed to have paid his or her share of the taxes paid by the Company on the Designated Retained Capital Gains. The shareholder's basis in the Company's shares will be increased by the amount of the Designated Retained Capital Gains in excess of the taxes deemed paid by the shareholder.

     Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of the Common Stock or Preferred Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company and gain from the disposition of shares of Common Stock or Preferred Stock generally will be treated as investment income for purposes of the investment interest limitations. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.

TAXATION OF SHAREHOLDERS ON THE DISPOSITION OF THE COMMON STOCK OR PREFERRED
STOCK

     In general, any gain or loss realized upon a taxable disposition of the Common Stock or Preferred Stock by a shareholder who is not a dealer in securities will be treated as capital gain or loss. In the case of individuals, the maximum rate of federal income tax applicable to capital gains is 28% in the case of assets held for more than one year but 18 months or less and 20% in the case of assets held for more than 18 months. No preferential rate of capital gains tax applies in the case of corporations. Any loss upon a sale or exchange of shares of Common Stock or Preferred Stock by a shareholder who has held such shares for six months or less (after applying certain holding period rules), will be treated as a long-term capital loss to the extent of distributions from the Company and Designated Retained Capital Gains required to be treated by such shareholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of the shares of Common Stock or Preferred Stock may be disallowed if the shares of Common Stock or Preferred Stock are purchased within 30 days before or after the disposition.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

     The Company will generally report to its shareholders and the Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (i) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules. A shareholder who does not provide the Company with his correct taxpayer identification number also may be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their nonforeign status to the Company.

TAXATION OF TAX-EXEMPT SHAREHOLDERS

     Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While many investments in real estate generate UBTI, the Service has issued a published ruling that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Thus, amounts distributed by the Company to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of the Common Stock with debt, a portion of its income from the Company will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Code

Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from the Company as UBTI. In addition, in certain circumstances a pension trust that owns more than 10% of the Company's shares is required to treat a percentage of the dividends from the Company as UBTI (the "UBTI Percentage"). The UBTI Percentage is the gross income derived from an unrelated trade or business (determined as if the Company were a pension trust) divided by the gross income of the Company for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) the Company qualifies as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding shares of the Company in proportion to their actuarial interests in the pension trust, and (iii) either (A) one pension trust owns more than 25% of the value of the Company's shares or (B) a group of pension trusts individually holding more than 10% of the value of the Company's shares collectively own more than 50% of the value of the Company's shares.

     While an investment in the Company by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any UBTI that does arise from such an investment will be combined with all other UBTI of the Exempt Organization for a taxable year. Any net UBTI will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. Neither the Company, the Board of Directors, nor any of their Affiliates expects to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in the Company.

OTHER TAX CONSEQUENCES

  State or Local Taxes

     The Company, the Partnership, or the Company's shareholders may be subject to state or local taxation in various state or local jurisdictions, including those in which it or they own property, transact business, or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. CONSEQUENTLY, PROSPECTIVE SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE EFFECT OF STATE AND LOCAL TAX LAWS ON AN INVESTMENT IN THE COMPANY.

  Dividend Reinvestment Program

     Under the Company's Dividend Reinvestment and Stock Purchase Plan, shareholders participating in the program will be deemed to have received the gross amount of any cash distributions which would have been paid by the Company to such shareholders had they not elected to participate. These deemed distributions will be treated as actual distributions from the Company to the participating shareholders and will retain the character and tax effect applicable to distributions from the Company generally. See "-- Taxation of Shareholders." Shares of Common Stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to the gross amount of the deemed distribution.

TAX ASPECTS OF THE PARTNERSHIP

  Classification as a Partnership

     The Company will be entitled to include in its income its distributive share of the Partnership's income and to deduct its distributive share of the Partnership's losses only if the Partnership is classified for federal income tax purposes as a partnership rather than as association taxable as a corporation. Brobeck, Phleger & Harrison LLP is of the opinion that the Partnership will be treated as a partnership for Federal income tax purposes. This opinion is based on the provisions of the Partnership Agreement and certain factual representations of the Company and the Partnership. No assurance can be given that the Service will not challenge the status of the Partnership as a partnership for federal income tax purposes. If such challenge were sustained by a court, the Partnership would be treated as a corporation for federal income tax purposes.

     Under Section 7704 of the Code, a partnership is treated as a corporation for federal income tax purposes if it is a "publicly traded partnership" (except in situations in which 90% or more of the partnership's gross income is of a specified type). A partnership is deemed to be publicly traded if its interests are either (i) traded on an established securities market, or (ii) readily tradable on a secondary market (or the substantial equivalent thereof). While the Partnership Units will not be traded on an established securities market, they could possibly be deemed to be traded on a secondary market or its equivalent due to the redemption rights enabling the partners to dispose of their Units.

     The Treasury Department has issued regulations (the "PTP Regulations") governing the classification of partnerships under Section 7704. These regulations provide that the classification of partnerships is generally based on a facts and circumstances analysis. However, the regulations also provide limited "safe harbors" which preclude publicly traded partnership status. Pursuant to one of those safe harbors, interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act, and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership for this purpose, a person owning an interest in a flow-through entity (i.e., a partnership, grantor trust, or S corporation) that owns an interest in the partnership is treated as a partner in such partnership only if
(x) substantially all of the value of the person's interest in the flow-through entity is attributable to the flow-through entity's interest (direct or indirect) in the partnership and (y) a principal purpose of the use of the tiered arrangement is to permit the partnership to satisfy the 100-partner limitation. Furthermore, pursuant to Notice 88-75 issued by the Internal Revenue Service, through the year 2005, an existing partnership may qualify for non-publicly traded status if it has less than 500 partners (looking through to the ultimate owners in the case of flow-through entities), does not issue any Units registered under the Securities Act and does not enter into a substantial new line of business.

     The Partnership currently has less than 100 actual partners and less than 500 partners calculated on a "look-through" basis. The Partnership has not issued any Units required to be registered under the Securities Act. Thus, the Partnership presently qualifies for the safe harbors provided in Notice 88-75 and the PTP Regulations. However, there is no assurance that the Partnership will at all times in the future be able to avoid treatment as a publicly traded partnership.

     Even if the Partnership were ever to be classified as a publicly traded partnership, it would nevertheless be treated as a partnership for federal income tax purposes (rather than an association taxable as a corporation) if at least 90% of its gross income in each taxable year (commencing with the year in which it is treated as a publicly traded partnership) consists of "qualifying income" within the meaning of Section 7704(c)(2) of the Code (including interest, dividends, "real property rents" and gains from the disposition of real property). The Partnership has represented that, if in any taxable year the Partnership falls outside of an applicable safe harbor from publicly traded partnership status, it will satisfy the gross income test set forth in Section 7704(c)(2) of the Code in that taxable year and each subsequent taxable year. Among other things, this will require that the President of the Company, Mr. Robert A. Alter (or any other shareholder of the Lessee who owns at least 10% of the stock of the Lessee) own less than a 5% interest in the Partnership in the particular taxable year. Counsel's opinion as to the classification of the Partnership is based on an assumption that the Partnership will either (i) continue to fall within a safe harbor from publicly traded partnership status, or (ii) if the Partnership is ever treated as a publicly traded partnership, it will satisfy the qualifying income test of Section 7704(c)(2) of the Code in the taxable year in which such treatment commences and all years thereafter.

     If for any reason the Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, the Company would not be able to satisfy the income and asset requirements for REIT status. Thus the Company would be subject to tax as a regular corporation and would not receive a deduction for dividends paid to its shareholders. See "-- Requirements for Qualification -- Income Tests" and "-- Requirements for Qualification -- Asset Tests." In addition, any change in the Partnership's status for tax purposes might be treated as a taxable event, in which case the Company might incur a tax liability without any related cash distribution. Further, items of income and deduction of the Partnership would not pass through to its partners, and its partners would be treated as shareholders for tax purposes. Consequently, the Partnership would be required to pay income tax at corporate tax rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing the Partnership's taxable income.

     The following discussion assumes that the Partnership will be treated as a partnership for federal income tax purposes.

  Income Taxation of the Partnership and Its Partners

     Partners, Not the Partnership, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. Rather, the Company will be required to take into account its allocable share of the Partnership's income, gains, losses, deductions, and credits for any taxable year of the Partnership ending within or with the taxable year of the Company, without regard to whether the Company has received or will receive any distribution from the Partnership.

     Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Code if they do not comply with the provisions of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Brobeck Phleger & Harrison LLP is of the opinion that the allocations of taxable income and loss set forth in the Partnership Agreement comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated thereunder.

     Tax Allocations With Respect to Contributed Properties. Pursuant to Section 704(c) of the Code, income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for federal income tax purposes in a manner such that the contributor is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution. The Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items affected by Section 704(c) of the Code and outlining certain reasonable allocation methods.

     Under the Partnership Agreement, depreciation or amortization deductions of the Partnership generally will be allocated among the partners in accordance with their respective interests in the Partnership, except to the extent required under Code Section 704(c). In addition, gain on sale of a hotel will be specially allocated to the Partners who contributed the hotel to the Partnership to the extent of any "built-in" gain with respect to such hotel for federal income tax purposes.

     Basis in Partnership Interest. The Company's adjusted tax basis in its Partnership interest in the Partnership generally will be equal to (i) the amount of cash and the basis of any other property contributed to the Partnership by the Company, (ii) increased by (A) its allocable share of the Partnership's income and (B) its allocable share of indebtedness of the Partnership, and (iii) reduced, but not below zero, by (A) the Company's allocable share of the Partnership's loss and (B) the amount of cash distributed to the Company (including deemed distributions as a result of reductions in the Company's allocable share of indebtedness of the Partnership).

     Treatment of Partnership Distributions. Partnership distributions to the Company will not generally constitute taxable distributions. However, to the extent that Partnership distributions, or any decrease in the Company's share of the indebtedness of the Partnership (such decrease being considered a constructive cash distribution to the partners), exceeds the Company's adjusted tax basis in its Partnership interest, such distributions (including such constructive distributions) would constitute taxable income to the Company. Such distributions and constructive distributions normally would be characterized as capital gain.

     Sale of the Partnership's Property. Generally, any taxable gain realized by the Partnership on the sale of property by the Partnership will be capital gain or gain described in Section 1231 of the Code, except for any portion of such gain that is treated as depreciation or cost recovery recapture or attributable to inventory or property held for sale to customers in the ordinary course of business. Any taxable gain recognized by the Partnership on the disposition of any hotels originally contributed to the Partnership by the Partners will generally be allocated first to the contributing Partners under
Section 704(c) of the Code to the extent of their "built-in gain" on those hotels for federal income tax purposes. Any remaining taxable gain recognized by the Partnership on the disposition of the hotels will generally be allocated among the partners in accordance with their respective percentage interests in the Partnership.

     The Company's share of any gain realized by the Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon the Company's ability to satisfy the income tests for REIT status. The Company, however, does not presently intend to allow the Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of the Company's or the Partnership's trade or business. See "-- Requirements for Qualification -- Income Tests."

                              PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities to one or more underwriters for public offering and sale by them or may sell the Offered Securities to investors directly or through agents, which agents may be affiliated with the Company.

     Any such underwriter or agent involved in the offer and sale of the Offered Securities will be named in any applicable Prospectus Supplement.

     Sales of Offered Securities offered pursuant to any applicable Prospectus Supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale, or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Offered Securities upon the terms and conditions set forth in the applicable Prospectus Supplement. In connection with the sale of Offered Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agent. Underwriters may sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in any applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Offered Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Offered Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company and the Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Any such indemnification agreements will be described in any applicable Prospectus Supplement.

     Unless otherwise specified in any related Prospectus Supplement, each series of Offered Securities will be a new issue with no established trading market, other than the Common Stock which is listed on the NYSE. Any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on such exchange, subject to official notice of issuance. The Company may elect to list any class or series of Preferred Stock and any series of Warrants on any exchange, but neither is obligated to do so. It is possible that one or more underwriters may make a market in a series of Offered Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Offered Securities.

     If so indicated in the applicable Prospectus Supplement, the Company may authorize dealers acting as the Company's agents to solicit offers by certain institutions to purchase Offered Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to Delayed Delivery Contracts ("Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate principal amount of Offered Securities sold pursuant to Contracts shall be not less nor more than, the respective amounts stated in the applicable Prospectus Supplement. Institutions with whom Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to the approval of the Company, as the case may be. Contracts will not be subject to any conditions except (i) the purchase by an institution of the Offered Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject, and (ii) if the Offered Securities are being sold to underwriters, the Company, as the case may be, shall have sold to such underwriters the total principal amount of the Offered Securities less the principal amount thereof covered by Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for, the Company or the Partnership in the ordinary course of business.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Newport Beach, California. In rendering its opinions, Brobeck, Phleger & Harrison LLP will rely on the opinion of Ballard Spahr Andrews & Ingersoll, Baltimore, Maryland, as to certain matters of Maryland law. Roger Cohen, a partner at Brobeck, Phleger & Harrison LLP, is Assistant Secretary of the Company and owns 2,576 shares of Common Stock and has been granted options to purchase 3,000 shares of Common Stock. In addition, the description of federal income tax consequences contained in the section of this Prospectus entitled "United States Federal Income Tax Considerations" and certain federal income tax matters pertaining to the Company's status as a REIT will be based on the opinion of Brobeck, Phleger & Harrison LLP.

                                    EXPERTS

     The consolidated financial statements of Sunstone Hotel Investors, Inc. as of December 31, 1996 and 1995, and for the year ended December 31, 1996, and the period August 16, 1995 (inception) through December 31, 1995, and the combined financial statements of Sunstone Initial Hotels (Predecessor) for the period January 1, 1995 through August 15, 1995, and for the year ended December 31, 1994, the financial statements of Sunstone Hotel Properties, Inc. (the Lessee) as of December 31, 1996 and 1995, and for the year ended December 31, 1996 and the period August 16, 1995 (inception) through December 31, 1995, all appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Coopers & Lybrand L.L.P., independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference.

     The consolidated financial statements of Kahler Realty Corporation and subsidiaries as of December 31, 1996, December 31, 1995, and January 1, 1995 and for the years then ended appearing in the Company's Current Report (Form 8-K) dated as of August 22, 1997, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as set forth in their reports thereon included therein and incorporated herein by reference.

======================================================

NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION WITH RESPECT TO THOSE SECURITIES TO WHICH IT RELATES TO ANY PERSONS IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN AT ITS DATE IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                       ------
PROSPECTUS SUPPLEMENT
Available Information................     S-2
Prospectus Supplement Summary........     S-3
Risk Factors.........................    S-10
Use of Proceeds......................    S-10
Price Range of Common Stock and Divi-
  dend Distributions.................    S-11
United States Federal Income Tax Con-
  siderations........................    S-12
Underwriting.........................    S-13
PROSPECTUS
Available Information................       2
Incorporation of Certain Information
  by Reference.......................       2
The Company..........................       4
Use of Proceeds......................       5
Risk Factors.........................       6
Description of Common Stock and Pre-
  ferred Stock.......................      13
Description of Warrants..............      18
Certain Provisions of Maryland Law
  and of the Company's Articles of
  Incorporation and Bylaws...........      19
United States Federal Income Tax Con-
  siderations........................      23
Plan of Distribution.................      36
Legal Matters........................      37
Experts..............................      37

======================================================
======================================================
                                4,500,000 SHARES

                         SUNSTONE HOTEL INVESTORS, INC.

                              LOGO

                                  COMMON STOCK
                            ------------------------

                             PROSPECTUS SUPPLEMENT

                            ------------------------

                              MERRILL LYNCH & CO.

                            BEAR, STEARNS & CO. INC.

                              GOLDMAN, SACHS & CO.

                           A.G. EDWARDS & SONS, INC.

                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC
                               FEBRUARY   , 1998
======================================================